UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of

UBS AG

c/o UBS Investment Bank

677 Washington Boulevard

Stamford, CT 06901

UBS IB Co-Investment 2001 GP Limited

c/o UBS Investment Bank

677 Washington Boulevard

Stamford, CT 06901

UBS Financial Services Inc.

1200 Harbor Boulevard

Weehawken, NJ 07086

UBS Alternative and Quantitative Investments LLC

677 Washington Boulevard

Stamford, CT 06901

UBS Willow Management, L.L.C.

UBS Eucalyptus Management, L.L.C.

UBS Juniper Management, L.L.C.

299 Park Ave., 29th Floor

New York, NY 10171

UBS Global Asset Management (Americas) Inc.

One North Wacker Drive

Chicago, IL 60606

UBS Global Asset Management (US) Inc.

1285 Avenue of the Americas, 12th Floor

New York, NY 10019

UBS Securities Japan Co., Ltd.

c/o UBS Investment Bank

677 Washington Boulevard

Stamford, CT 06901

AMENDMENT NO. 1 TO

APPLICATION PURSUANT TO

SECTION 9(c) OF THE

INVESTMENT COMPANY

ACT OF 1940 FOR

TEMPORARY AND

PERMANENT ORDERS

EXEMPTING APPLICANTS

FROM THE PROVISIONS OF

SECTION 9(a) OF SUCH ACT

File No. 812-14105

UBS 9(c) – Amendment No. 1

UBS AG, UBS IB Co-Investment 2001 GP Limited (“ESC GP”), UBS Financial Services Inc. (“UBSFS”), UBS Alternative and Quantitative Investment LLC (“UBS Alternative”), UBS Willow Management, L.L.C. (“UBS Willow”), UBS Eucalyptus Management, L.L.C. (“UBS Eucalyptus”), UBS Juniper Management, L.L.C. (“UBS Juniper”), UBS Global Asset Management (Americas) Inc. (“UBS Global AM Americas”), UBS Global Asset Management (US) Inc. (“UBS Global AM US”), and UBS Securities Japan Co., Ltd. (“UBS-SJC” or the “Settling Firm”), (each an “Applicant” and collectively the “Applicants”),1 each hereby applies pursuant to Section 9(c) of the Investment Company Act of 1940, as amended (the “Act”), for (i) a temporary order granting an exemption from Section 9(a) of the Act pending the determination of the Securities and Exchange Commission (the “Commission”) on this application (“Application”) for permanent exemption (the “Temporary Order”) and (ii) a permanent order exempting them from the provisions of Section 9(a) of the Act (the “Permanent Order,” and together with the Temporary Order, the “Orders”) in respect of the conviction of the Settling Firm. The Settling Firm is also a party to this Application.2

As set forth below, the Applicants collectively serve as investment adviser (as defined in Section 2(a)(20) of the Act) to over one hundred management investment companies registered under the Act or series thereof (“Funds”) and employees’ securities companies (“ESCs”), as principal underwriter (as defined in Section 2(a)(29) of the Act) to ten open-end registered investment companies under the Act (“Open-End Funds”), and as co-principal underwriter to numerous unit investment trusts registered under the Act (“UITs”) (such activities, collectively,

[1]

A list of the registered investment companies to which the Applicants serve as investment adviser, sub-adviser, manager, or principal underwriter as of October 31, 2012 (or September 30, 2012 in the case of UBS Global AM Americas and UBS Global AM US) is contained in Annex A.

[2]	The Settling Firm does not serve as an investment adviser, depositor or principal underwriter to any registered investment company.

UBS 9(c) – Amendment No. 1	2

“Fund Service Activities”).3 While no existing company of which the Settling Firm is an “affiliated person” within the meaning of Section 2(a)(3) of the Act (“Affiliated Person”) (other than the Applicants) currently serves as an investment adviser or depositor of any investment company registered under the Act (“RIC”) or ESC, or principal underwriter for any Open-End Fund, UIT, or face-amount certificate company registered under the Act (“FACC”), Applicants request that any relief granted by the Commission pursuant to this Application also apply to any existing company of which the Settling Firm is an Affiliated Person and to any other company of which the Settling Firm may become an Affiliated Person in the future (together with the Applicants, the “Covered Persons”). Applicants request that the Temporary Order remain in effect until the Commission acts on the Application for the Permanent Order.

I.	Background

A.	Applicants

UBS AG, a company organized under the laws of Switzerland, is a Swiss-based global financial services firm. UBS AG and its subsidiaries provide global wealth management, securities, and retail and commercial banking services. UBS AG provides investment advisory services to two ESCs.4

ESC GP, a company established under the laws of the Cayman Islands, is the general partner of the ESCs and provides investment advisory services to the ESCs.5 ESC GP is a direct, wholly owned subsidiary of UBS AG. The ESCs were established to provide investment opportunities for highly compensated key employees, officers, directors and current consultants of UBS AG and its affiliates.

[3]	None of the Applicants act as investment adviser, depositor or principal underwriter to registered face-amount certificate companies or act as investment adviser or depositor to registered unit investment trusts.
[4]	UBS AG does not receive any compensation for the investment advisory services provided to the ESCs.
[5]	The ESC GP does not receive any compensation for the investment advisory services provided to the ESCs.

UBS 9(c) – Amendment No. 1	3

UBSFS is a corporation organized under the laws of Delaware. UBSFS provides a wide range of wealth management services, including financial planning and wealth management consulting, asset-based and advisory services and transaction-based services to clients in the United States and throughout the world. UBSFS is the co-principal underwriter of the UITs listed in Part 4 of Annex A, which hold, in the aggregate, approximately $60,612,970 of assets as of December 18, 2012. UBSFS is registered with the Commission as a broker-dealer under the Securities Exchange Act of 1934 (the “Exchange Act”) and is registered as an investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”). UBSFS is an indirect, wholly-owned subsidiary of UBS AG.

UBS Alternative, a Delaware limited liability company, is a wholly-owned subsidiary of UBS AG. UBS Alternative is the investment adviser to the Funds listed in Part 1-A of Annex A. The assets under management of the Funds for which UBS Alternative provides investment advisory services is approximately $1,352,797,068 as of October 31, 2012.

UBS Alternative is also managing member of UBS Willow, UBS Eucalyptus, and UBS Juniper (collectively, the “UBS Alternative Managers”), each of which is a Delaware limited liability company registered as an investment adviser under the Advisers Act. The UBS Alternative Managers are each indirect, majority-owned subsidiaries of UBS AG. The UBS Alternative Managers are investment advisers to the Funds listed in Part 1-B of Annex A. The assets under management of the Funds for which the UBS Alternative Managers provide investment advisory services is approximately $166,500,414 as of October 31, 2012.

UBS 9(c) – Amendment No. 1	4

UBS Global AM US and UBS Global AM Americas are corporations organized under the laws of Delaware. UBS Global AM Americas is registered as an investment adviser under the Advisers Act. UBS Global AM US is registered under the Exchange Act as a broker-dealer. UBS Global AM US and UBS Global AM Americas are each indirect, wholly owned subsidiaries of UBS AG. UBS Global AM Americas provides investment advisory services to the Funds listed in Part 2 of Annex A. The assets under management of the Funds for which UBS Global AM Americas provides investment advisory services is approximately $78 billion as of September 30, 2012. UBS Global AM US serves as principal underwriter to the Open-End Funds listed in Part 3 of Annex A.

UBS-SJC, a company organized under the laws of Japan, is a wholly-owned subsidiary of UBS AG. UBS-SJC engages in the investment banking and securities businesses.

B.	The Information, the Plea Agreement and the Judgment

On December 19, 2012, the Fraud Section of the Criminal Division of the United States Department of Justice (the “Department of Justice”) filed a one-count criminal information (the “Information”) in the U.S. District Court for the District of Connecticut (the “District Court”) charging wire fraud, in violation of Title 18, United States Code, Sections 1343 and 2.6 The Information charges that between approximately 2006 and at least 2009, the Settling Firm engaged in a scheme to defraud counterparties to interest rate derivatives trades executed on its behalf by secretly manipulating benchmark interest rates to which the profitability of those trades was tied. The Information charges that, in furtherance of this scheme, on or about February 25, 2009, the Settling Firm committed wire fraud in violation of Title 18, United States Code, Sections 1343 and 2 by transmitting, or causing the transmission of, (i) an electronic chat

[6]	United States of America v. UBS Securities Japan Co., Ltd., Case No. 3:12-cr-00268-RNC (D. Conn. filed Dec. 19, 2012).

UBS 9(c) – Amendment No. 1	5

between a derivatives trader employed by the Settling Firm and a broker employed at an interdealer brokerage firm, (ii) a subsequent submission for the London InterBank Offered Rate for Japanese Yen (“Yen LIBOR”) to Thomson Reuters, and (iii) a subsequent publication of a Yen LIBOR rate through international and interstate wires, at least one of which passed through, among other locations and facilities, servers located in Stamford, Connecticut.

Pursuant to a plea agreement, attached hereto as Annex B (the “Plea Agreement”), the Settling Firm entered a plea of guilty (the “Guilty Plea”) on December 19, 2012 in the District Court. In the Plea Agreement, the Settling Firm, among other things, agreed to a fine of $100 million. The Applicants expect that the District Court will enter a judgment against the Settling Firm (the “Judgment”) that will require remedies that are materially the same as set forth in the Plea Agreement.

In addition, UBS AG has entered into a non-prosecution agreement with U.S. Department of Justice, dated December 18, 2012 (the “Non-Prosecution Agreement”) relating to submissions of the Yen LIBOR and other benchmark interest rates. In the Non-Prosecution Agreement, UBS AG has agreed to, among other things, (i) provide full cooperation with the Department of Justice and any other law enforcement or government agency designated by the Department of Justice until the conclusion of all investigations and prosecutions arising out of the conduct described in the Non-Prosecution Agreement; (ii) strengthen its internal controls as required by certain other U.S. and non-U.S. regulatory agencies that have addressed the misconduct described in the Non-Prosecution Agreement; and (iii) the payment of $500 million, which includes amounts incurred by the Settling Firm for criminal penalties arising from the Judgment. The individuals at the Settling Firm and any other Covered Person who were identified by the Settling Firm, UBS AG or any U.S. or non-U.S. regulatory or enforcement agencies as being

UBS 9(c) – Amendment No. 1	6

responsible for the conduct underlying the Plea Agreement (including the conduct described in any of the Exhibits thereto) (the “Conduct”) have either resigned or have been terminated. No Fund or ESC was a counterparty to any transaction with the Settling Firm related to the Conduct.

II.	Application of Section 9 of the Act

Section 9(a)(1) of the Act provides, in pertinent part, that a person may not serve or act as, among other things, an investment adviser or depositor of any investment company registered under the Act, or as principal underwriter for any registered open-end investment company, registered unit investment trust or registered face-amount certificate company if the person “within 10 years has been convicted of any felony or misdemeanor . . . arising out of such person’s conduct as [a] broker [or] dealer.” Section 2(a)(10) of the Act defines the term “convicted” to include a plea of guilty. Section 9(a)(3) extends the prohibitions of Section 9(a)(1) to a company, any “affiliated person” of which is disqualified under the provisions of section 9(a)(1). “Affiliated person” is defined in Section 2(a)(3) of the Act to include, among others,

(A) any person directly or indirectly owning, controlling, or holding with power to vote, five per centum or more of the outstanding voting securities of such other person; (B) any person five per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person.

Taken together, Sections 9(a)(1) and 9(a)(3) would have the effect of precluding each Applicant from acting as an adviser, sub-adviser or depositor for any RIC or ESC subject to Section 9 or as a principal underwriter for any Open-End Fund, FACC or UIT. The Guilty Plea would result in a disqualification of each Applicant for ten years under Section 9(a)(3) because the Settling Firm is an Affiliated Person of each of the other Applicants within the meaning of Section 2(a)(3) of the Act and would become the subject of a conviction described in Section

UBS 9(c) – Amendment No. 1	7

9(a)(1). Other Covered Persons would be similarly disqualified pursuant to Section 9(a)(3) were they to act in any of the capacities listed in Section 9(a) with respect to a RIC or ESC subject to Section 9.

Section 9(c) of the Act provides that, upon application, the Commission shall by order grant an exemption from the provisions of Section 9(a), either unconditionally or on an appropriate temporary or other conditional basis, to any person if that person establishes that: (1) the prohibitions of Section 9(a), as applied to the person, are unduly or disproportionately severe; or (2) the conduct of the person has been such as not to make it against the public interest or protection of investors to grant the exemption. In determining whether an exemption should be granted under Section 9(c), the Commission historically has analyzed the facts and circumstances of each case and has focused particularly on whether the parties seeking relief had no involvement in, or have remedied, the conduct that serves as the basis for disqualification under Section 9(a).7

III.	Statement in Support of Application

In support of their position that the Commission should issue the Orders, the Applicants assert the following.

A.	Limited Scope of the Misconduct

The Conduct did not involve any of the Applicants acting as an investment adviser or depositor of any RIC or ESC, or principal underwriter for any Open-End Fund, UIT or FACC. The Conduct similarly did not involve any RIC or ESC with respect to which the Settling Firm engaged in Fund Service Activities.8 The legislative history of Section 9 indicates that the

[7]	Cf. Applications for Relief from Disqualification, Investment Company Act Release No. 8689 (Feb. 26, 1975).
[8]	The Settling Firm does not engage, and has not engaged, in Fund Service Activities.

UBS 9(c) – Amendment No. 1	8

purpose of the Section “was to get rid of persons with criminal records, persons who were under injunctions from the courts of competent jurisdiction for improper practices in connection with securities.”9 At the time Section 9 was adopted, investment companies typically were managed by relatively small partnerships. It could not have been foreseen that investment advisers and other service providers to investment companies would in the future be part of large financial service organizations like the Applicants. As a result, the drafters of the provision could not have intended that Section 9 would operate as it does in the present case. That is, it was not intended that a RIC or ESC would have to be deprived of its management or an Open-End Fund or UIT of its distribution because of charged violations that are not even remotely related to the manager’s or distributor’s Fund Service Activities. In the absence of improper practices relating to their Fund Service Activities, therefore, the Applicants submit that Section 9(a) should not operate to bar them from serving the RICs, the ESCs and their shareholders.

As a result of the foregoing, the conduct of the Applicants has not been such to make it against the public interest or the protection of investors to grant the Application.

B.	Hardships on the RICs and their Shareholders

The inability of the Applicants that serve as investment adviser or sub-adviser to the Funds (the “Adviser Applicants”) to continue providing such services to Funds would result in the Funds and their shareholders facing potential hardship.10 Neither the protection of investors nor the public interest would be served by permitting the Section 9(a) disqualifications to apply to the Adviser Applicants because those disqualifications would deprive the Funds of the

[9]	Investment Trusts and Investment Companies: Hearings on S. 3580 Before the Subcomm. on Securities and Exchange of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 874 (1940) (statement of Judge Healy).
[10]	The Adviser Applicants are UBS Alternative, the UBS Alternative Managers, and UBS Global AM Americas.

UBS 9(c) – Amendment No. 1	9

advisory or sub-advisory services that shareholders expected the Funds would receive when they decided to invest in the Funds. Uncertainty caused by prohibiting the Adviser Applicants that currently serve as investment advisers to Funds from continuing to serve the Funds in an advisory or sub-advisory capacity would disrupt investment strategies and might result in large net redemptions of shares of the Funds, which could frustrate efforts to manage effectively the Funds’ assets and could increase the Funds’ expense ratios to the detriment of non-redeeming shareholders. In addition, disqualifying the Adviser Applicants could result in substantial costs to the Funds and others because of the need to obtain shareholder approvals of new investment advisory or sub-advisory agreements with a new adviser or sub-adviser. The costs of obtaining such approvals could be substantial and would include the costs of: (1) identifying a suitable successor investment adviser or sub-adviser; (2) calling a special meeting of the boards of directors of the Funds; (3) preparing, printing and mailing proxy materials to all shareholders; (4) actively soliciting shareholder proxies and tabulating those proxies; and (5) holding the shareholder meetings. The prohibitions of Section 9(a) could, therefore, operate to the financial detriment of the Funds and their shareholders.

Similarly, the inability of UBS Global AM US (the only Applicant that currently serves as a principal underwriter to Open-End Funds) to continue to serve in that capacity would result in potential hardship to the Open-End Funds and their shareholders. Neither the protection of investors nor the public interest would be served by permitting the Section 9(a) disqualifications to apply to UBS Global AM US because to do so would deprive the shareholders of those Open-End Funds of the services they selected in investing in the Open-End Funds. In addition, the Open-End Funds would have to expend time and other resources to engage one or more substitute principal underwriters, which would not, in any event, replicate the selling network established by UBS Global AM US. The prohibitions of Section 9(a) could, therefore, operate to the detriment of the financial interests of such Open-End Funds and their shareholders.

UBS 9(c) – Amendment No. 1	10

Finally, the inability of UBSFS to continue to serve as co-principal underwriter for the UITs would result in potential hardship to the UITs, their unit holders and their trustees.11 Neither the protection of investors nor the public interest would be served by permitting the Section 9(a) disqualifications to apply to UBSFS because to do so would deprive the unit holders of the services that UBSFS provides.

C.	Adverse Effect on Applicants and the ESCs

If the Adviser Applicants were barred under Section 9(a) from providing investment advisory services to Funds and were unable to obtain the requested exemption, the effect on their businesses and employees would be severe. The Adviser Applicants have committed substantial capital and other resources to establishing expertise in advising and sub-advising Funds. Without relief under Section 9(c), the Adviser Applicants would be prevented from offering advisory services that represent a valuable part of the total financial services they offer. In the case of certain Adviser Applicants, the effects would be particularly dire, as investment advisory activities represent a very substantial part of their business.

Similarly, if UBS Global AM US was barred under Section 9(a) from continuing to provide underwriting services to the Open-End Funds and was unable to obtain the requested exemption, the effect on its current business and employees would be severe. UBS Global AM US has committed substantial capital and other resources to establish expertise in underwriting the securities of Open-End Funds and to establish networks to distribute Open-End Fund shares. Without relief under Section 9(c), UBS Global AM US would be prevented from offering Open-End Fund share distribution services that present a valuable part of the total financial services it offers.

[11]	UBSFS is the only Applicant that currently serves as principal underwriter for a UIT.

UBS 9(c) – Amendment No. 1	11

Similarly, if UBSFS was barred under Section 9(a) from continuing to serve as co-principal underwriter to the UITs and was unable to obtain the requested exemption, the effect on its current business and employees would be severe. UBSFS has committed substantial capital and other resources to developing expertise in connection with its distribution of UITs.

Prohibiting the Applicants from engaging in Fund Service Activities would not only adversely affect their business, but would also adversely affect their employees who are involved in these activities. Approximately 500 employees of the Applicants are actively involved in the provision of Fund Service Activities. Many of these employees could experience significant difficulties in finding alternative, fund-related employment. For these reasons, the imposition of the Section 9(a) disqualification on the Applicants would be unduly and disproportionately severe.

Disqualifying UBS AG and ESC GP from continuing to provide investment advisory services to the ESCs is not in the public interest or in furtherance of the protection of investors.12 It would not be consistent with the purposes of the employees’ securities company provisions of the Act or the representations made in the ESC Application to require another entity not affiliated with UBS AG to manage the ESCs. In addition, participating employees of UBS AG and its affiliates subscribed for interests in the ESCs with the expectation that the ESCs would be managed by an affiliate of UBS AG.

[12]	UBS AG and ESC GP are the only Applicants that currently provide investment advisory services to ESCs.

UBS 9(c) – Amendment No. 1	12

Finally, disqualifying the Applicants from serving in the capacities specified in Section 9(a) would be unduly and disproportionately severe given the remedial actions that the Settling Firm will take to address the Conduct.

D.	Absence of Any Connection Between the Misconduct and Applicants’ Fund Service Activities

The Conduct did not involve any of the Applicants’ Fund Service Activities. The Settling Firm does not serve in any of the capacities described in section 9(a) of the Act. Similarly, the Conduct did not involve any Fund or ESC, or the assets of any Fund or ESC, with respect to which the Applicants provided Fund Service Activities.

E.	No Involvement of Applicants’ Personnel

Applicants note that (i) none of the current or former directors, officers or employees of the Applicants (other than certain personnel of the Settling Firm and UBS AG who were not involved in any of the Applicants’ Fund Service Activities) had any knowledge of, or had any involvement in, the Conduct; (ii) no former employee of the Settling Firm or any Covered Person who previously has been or who subsequently may be identified by the Settling Firm, UBS AG or any U.S. or non-U.S. regulatory or enforcement agencies as having been responsible for the Conduct will be an officer, director, or employee of any Applicant or any other Covered Person; (iii) those identified employees have had no, and will not have any future, involvement in the Covered Persons’ activities in any capacity described in section 9(a) of the Act; and (iv) because the personnel of the Applicants (other than certain personnel of the Settling Firm and UBS AG who were not involved in any of the Applicants’ Fund Service Activities) did not have any involvement in the Conduct, shareholders of those RICs and ESCs were not affected any differently than if those RICs and ESCs had received services from any other non-affiliated investment adviser or principal underwriter.

UBS 9(c) – Amendment No. 1	13

F.	Remedial Actions to Address the Misconduct

After extensive investigation, the Department of Justice and UBS AG have negotiated a settlement reflected in the Non-Prosecution Agreement and the Plea Agreement. UBS AG and the Settling Firm have agreed to comply with several undertakings pursuant to the Non-Prosecution Agreement and the Plea Agreement, including, among other things, the following: (i) providing full cooperation with the Department of Justice and any other law enforcement or government agency designated by the Department of Justice until the conclusion of all investigations and prosecutions arising out of the conduct described in the Non-Prosecution Agreement; (ii) further strengthening internal controls as required by the Swiss Financial Market Services Authority, the U.S. Commodity Futures Trading Commission, the Japanese Financial Services Authority (the “JFSA”), the U.K. Financial Services Authority and any other regulatory or enforcement agencies that have addressed the misconduct described in the Non-Prosecution Agreement; and (iii) the payment of $500 million, which includes amounts incurred by the Settling Firm for criminal penalties arising from the Judgment.

In the Non-Prosecution Agreement, the Department of Justice states that UBS AG’s cooperation has been “exceptional in many important aspects.” The Non-Prosecution Agreement notes that UBS AG, among other things, (i) conducted a thorough investigation of the misconduct, reported all findings to the Department of Justice and sought to effectively remediate problems; (ii) has provided highly valuable information that significantly expanded and advanced the regulatory and criminal investigations; and (iii) made positive changes in management, compliance, training, and how it responds to regulatory and criminal investigations. In particular, the Non-Prosecution Agreement states that the Department of Justice has received favorable reports from the JFSA regarding the Settling Firm’s effective implementation of the remedial measures that the JFSA imposed pursuant to its previous findings against the Settling Firm relating to the manipulation of Yen benchmarks.

UBS 9(c) – Amendment No. 1	14

As a result of the foregoing, the Applicants respectfully submit that granting an exemption as requested in the Application would be consistent with the public interest and the protection of investors.

G.	Actions Taken with Respect to the Funds

To provide further assurance that the exemptive relief being requested herein would be consistent with the public interest and the protection of the investors, the Applicants agree that they will, as soon as reasonably practical, distribute to the boards of directors (“Boards”) of the Funds written materials describing the circumstances that led to the Guilty Plea, any impact on the Funds and this Application. The written materials will include an offer to discuss the materials at an in-person meeting with each Board for which the Applicants provide Fund Service Activities, including the directors who are not “interested persons” of such Funds as defined in Section 2(a)(19) of the Act and their independent legal counsel as defined in rule 0-1(a)(6) under the Act. The Applicants undertake to provide such Funds’ Boards with all information concerning the Plea Agreement and this Application necessary for those Funds to fulfill their disclosure and other obligations under the federal securities laws and will provide them a copy of the Judgment as entered by the District Court.

H.	Applicants’ Prior Section 9(c) Orders

UBSFS and other Applicants previously obtained an exemptive order under Section 9(c) of the Act in relation to certain activities by former employees of UBSFS with respect to the temporary investment of proceeds of tax-exempt municipal securities in reinvestment products such as guaranteed investment contracts, repurchase agreements, and forward purchase

UBS 9(c) – Amendment No. 1	15

agreements.13 The complaint giving rise to this matter alleged, among other things, that, beginning in 2000 and continuing through 2004, former employees of UBSFS participated in conduct in connection with the competitive bidding for these products that involved the steering of business to UBSFS and the submission of purposefully non-winning bids in UBSFS’s capacity as a reinvestment provider, and the steering of business to other firms in UBSFS’s capacity as a bidding agent. These practices were alleged to have affected the prices for certain of the reinvestment products at issue and the certifications required under applicable Treasury regulations. The complaint alleged that UBSFS violated Section 15(c) of the Exchange Act.

UBS AG and other Applicants previously obtained an exemptive order under Section 9(c) of the Act in relation to certain cross-border activities by UBS AG.14 The complaint giving rise to this matter alleged, among other things, that from at least 1999 through 2008, UBS AG acted as an unregistered broker-dealer and investment adviser to thousands of United States clients by providing cross-border brokerage and investment advisory services to those clients largely through individuals known as client advisors. The complaint alleged that UBS AG violated Section 15(a) of the Exchange Act and Section 203(a) of the Advisers Act.

UBS AG and the other Applicants previously obtained an exemptive order under Section 9(c) of the Act in relation to the marketing and sale of auction rate securities (“ARS”) by UBS Securities LLC (“UBS Securities”), an affiliate of UBS AG, and UBSFS.15 The complaint giving rise to this matter alleged, among other things, that UBS Securities and UBSFS misled

[13]	In the Matter of UBS AG, et al.; Notice and Temporary Order, Inv. Co. Act Rel. No. 29666 (May 9, 2011); Order, Inv. Co. Act Rel. No. 29690 (June 6, 2011). UBSFS was known as UBS PaineWebber during a large portion of the time period during which the allegations described in this paragraph occurred.
[14]	In the Matter of UBS AG, et al.; Notice and Temporary Order, Inv. Co. Act Rel. No. 28652 (March 19, 2009); Order, Inv. Co. Act Rel. No. 28695 (April 14, 2009).
[15]	In the Matter of UBS Securities LLC et al., Notice and Temporary Order, Inv. Co. Act Rel. No. 28569 (Dec. 23, 2008); Order, Inv. Co. Act Rel. No. 28606 (Jan. 16, 2009).

UBS 9(c) – Amendment No. 1	16

tens of thousands of their customers regarding the fundamental nature and increasing risks associated with ARS that UBS Securities and UBSFS underwrote, marketed and sold. The complaint alleged that UBS Securities and UBSFS violated Section 15(c) of the Exchange Act.

UBS Securities and certain other Applicants previously obtained an exemptive order under Section 9(c) of the Act in relation to research analyst conflicts of interest.16 The complaint giving rise to this matter alleged that UBS Securities violated Section 17(b) of the Securities Act of 1933 (the “Securities Act”), NYSE Rules 342, 401, 472 and 476 and NASD Rules 2110, 2210 and 3010 by engaging in acts and practices that created or maintained inappropriate influence by UBS Securities’ investment banking business over the research analysts in UBS Securities’ research department.

In addition, when UBSFS was known as PaineWebber, it obtained two exemptive orders under Section 9(c). The exemptions were granted in 1990 and 1994 with respect to issues unrelated to this Application.

On May 23, 1990, PaineWebber filed an application, amended June 13, 1990, pursuant to Section 9(c), with respect to the employment of three individuals subject to a securities-related injunction. The Commission found that PaineWebber was unaware of the significance of the injunctions, and that the conduct that precipitated the injunctions was unrelated to the provision of investment advice or to acting as depositor or underwriter for any RIC. The Commission granted the 1990 application, and exempted PaineWebber from the disqualification provisions of Section 9(c) with respect to the employment of three individuals who were subject to securities-related injunctions.17

[16]	In the Matter of UBS Securities LLC et al., Notice, Inv. Co. Act Rel. No. 26245 (Oct. 31, 2003); Order, Inv. Co. Act Rel. No. 27047 (Aug. 25, 2005).
[17]	In the Matter of PaineWebber Incorporated, Notice, Inv. Co. Act Rel. No. 17588 (July 16, 1990); Order, Inv. Co. Act Rel. No. 17789 (Oct. 10, 1990).

UBS 9(c) – Amendment No. 1	17

On December 12, 1994, PaineWebber filed an application, amended December 16, 1994, pursuant to Section 9(c), seeking an exemption for the purposes of employing an individual subject to a securities-related injunction. The individual, Stanley S. Trotman, had consented to the entry of a final judgment and order of permanent injunction on or about December 19, 1985 in an action commenced by the Commission. The Commission’s complaint had alleged that Mr. Trotman, while employed for Drexel Burnham Lambert Group (“Drexel”), had violated Sections 17(a)(2) and (3) of the Securities Act in connection with Drexel’s due diligence investigation for the underwriting of approximately $25.6 million of securities issued by Flight Transportation Corporation in June 1982. Prior 9(c) waivers had been requested and granted on Mr. Trotman’s behalf in conjunction with his continued employment at Drexel,18 and subsequent employment at Kidder Peabody & Co. Incorporated.19 On December 19, 1994, the Commission issued a temporary order under Section 9(c) granting PaineWebber relief from the prohibitions of Section 9(a) resulting from the injunction and on January 13, 1995, the Commission granted PaineWebber a permanent order under Section 9(c).20

Because these previously obtained Section 9(c) orders were necessitated by actions brought by the Commission involving facts and circumstances that do not bear on this

[18]	See In the Matter of Drexel Burnham Lambert Inc., Notice, Inv. Co. Act Rel. No. 14862 (Dec. 20, 1985); Order, Inv. Co. Act Rel. No. 14954 (Feb. 24, 1986).
[19]	See In the Matter of Kidder, Peabody & Co. Incorporated, Notice, Inv. Co. Act Rel. No. 17509 (May 24, 1990); Order, Inv. Co. Act Rel. No. 17545 (June 20, 1990).
[20]	In the Matter of PaineWebber Incorporated, Notice, Inv. Co. Act Rel. No. 20785 (Dec. 19, 1994); Order, Inv. Co. Act Rel. No. 20838 (Jan. 13, 1995).

UBS 9(c) – Amendment No. 1	18

Application, they have little, if any, relevance to whether this Application should be granted. Rather, this Application should be evaluated on its own merits, and granted for the reasons discussed above.

I.	Applicants’ Conditions

The Applicants agree that any order granted by the Commission pursuant to this Application will be subject to the following conditions:

Any temporary exemption granted pursuant to the Application shall be without prejudice to, and shall not limit the Commission’s rights in any manner with respect to, any Commission investigation of, or administrative proceedings involving or against, Covered Persons, including, without limitation, the consideration by the Commission of a permanent exemption from section 9(a) of the Act requested pursuant to the Application or the revocation or removal of any temporary exemptions granted under the Act in connection with the Application.

Neither the Applicants nor any of the other Covered Persons will employ any of the former employees of the Settling Firm or any other Covered Person who previously have been or who subsequently may be identified by the Settling Firm, UBS AG or any U.S. or non-U.S. regulatory or enforcement agency as having been responsible for the Conduct, in any capacity, without first making a further application to the Commission pursuant to section 9(c).

J.	Conclusion

For the reasons set forth above, Applicants meet the standards for exemption specified in Section 9(c) of the Act and, therefore, respectfully apply, on behalf of themselves and the Covered Persons, for the entry of the Orders by the Commission.

IV.	Authorization

Pursuant to rule 0-2(f) under the Act, the Applicants state that their addresses are as indicated on the cover page of this Application and further state that all communications or questions concerning this Application should be directed to:

UBS AG

UBS IB Co-Investment 2001 GP Limited

Karen Yen

UBS AG

1285 Avenue of the Americas

New York, NY 10019

UBS 9(c) – Amendment No. 1	19

UBS Global Asset Management (Americas) Inc.

UBS Global Asset Management (US) Inc.

Mark F. Kemper

UBS AG

One North Wacker Drive

Chicago, IL 60606

UBS Financial Services Inc.

Rob Forsyth

UBS Financial Services Inc.

1200 Harbor Boulevard

Weehawken, NJ 07086

UBS Alternative and Quantitative Investments LLC

UBS Willow Management, L.L.C.

UBS Eucalyptus Management, L.L.C.

UBS Juniper Management, L.L.C.

James Hnilo

UBS AG

One North Wacker Drive

Chicago, IL 60606

UBS Securities Japan Co., Ltd.

Sarah M. Starkweather

677 Washington Boulevard

Stamford, CT 06901

with a copy to:

Kenneth J. Berman

Debevoise & Plimpton LLP

555 13th Street NW

Washington, DC 20004

(202) 383-8000

The Applicants request that the Commission issue the requested Orders pursuant to rule 0-5 under the Act without conducting a hearing.

UBS 9(c) – Amendment No. 1	20

Pursuant to rule 0-2(c)(l) under the Act, each Applicant states that under the provisions of each Applicant’s governing instruments, the responsibility for the management of its affairs and business is vested in its Chief Executive Officer, Board of Directors, officers or other governing body, as applicable. Each Applicant represents that the undersigned individual is authorized to file this Application in its name and on its behalf. The certifications required by rule 0-2(c)(l) under the Act are attached as Exhibits A-1 through A-10 of this Application, and the verifications required by rule 0-2(d) under the Act are included in the signature pages to this Application.

UBS 9(c) – Amendment No. 1	21

The Applicant named below has caused this Application to be duly signed on its behalf on January 31, 2013. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-1 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

UBS AG

By:	/s/ Mark Shelton
Name:	Mark Shelton
Title:	Group Managing Director

UBS AG

By:	/s/ Karen Yen
Name:	Karen Yen
Title:	Executive Director and Counsel

UBS 9(c) – Amendment No. 1

The Applicant named below has caused this Application to be duly signed on its behalf on January 31, 2013. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-9 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

UBS IB CO-INVESTMENT 2001 GP LIMITED

By:	/s/ Brian Burkholder
Name:	Brian Burkholder
Title:	Director

UBS 9(c) – Amendment No. 1

The Applicant named below has caused this Application to be duly signed on its behalf on January 31, 2013. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-2 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

UBS FINANCIAL SERVICES INC.

By:	/s/ Rob Forsyth
Name:	Rob Forsyth
Title:	Director

UBS FINANCIAL SERVICES INC.

By:	/s/ Jonathan Eisenberg
Name:	Jonathan Eisenberg
Title:	Managing Director
General Counsel

UBS 9(c) – Amendment No. 1

The Applicant named below has caused this Application to be duly signed on its behalf on January 31, 2013. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-3 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

UBS ALTERNATIVE AND QUANTITATIVE INVESTMENTS LLC

By:	/s/ William Ferri
Name:	William Ferri
Title:	Global Head

UBS ALTERNATIVE AND QUANTITATIVE INVESTMENTS LLC

By:	/s/ Nicholas J. Vagra
Name:	Nicholas J. Vagra
Title:	Managing Director

UBS 9(c) – Amendment No. 1

The Applicant named below has caused this Application to be duly signed on its behalf on January 31, 2013. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-4 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

UBS WILLOW MANAGEMENT, L.L.C.

By:	UBS Alternative and Quantitative Investments LLC, its managing member

By:	/s/ William Ferri
Name:	William Ferri
Title:	Global Head
UBS Alternative and Quantitative Investments LLC

UBS 9(c) – Amendment No. 1

The Applicant named below has caused this Application to be duly signed on its behalf on January 31, 2013. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-5 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

UBS EUCALYPTUS MANAGEMENT, L.L.C.

By:	UBS Alternative and Quantitative Investments LLC, its managing member

By:	/s/ William Ferri
Name:	William Ferri
Title:	Global Head
UBS Alternative and Quantitative Investments LLC

UBS 9(c) – Amendment No. 1

The Applicant named below has caused this Application to be duly signed on its behalf on January 31, 2013. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-6 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

UBS JUNIPER MANAGEMENT, L.L.C.

By:	UBS Alternative and Quantitative Investments LLC, its managing member

By:	/s/ William Ferri
Name:	William Ferri
Title:	Global Head
UBS Alternative and Quantitative Investments LLC

UBS 9(c) – Amendment No. 1

The Applicant named below has caused this Application to be duly signed on its behalf on January 31, 2013. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-7 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

UBS GLOBAL ASSET MANAGEMENT (AMERICAS) INC.

By:	/s/ Shawn Lytle
Name:	Shawn Lytle
Title:	Group Managing Director and President

UBS GLOBAL ASSET MANAGEMENT (AMERICAS) INC.

By:	/s/ Mark F. Kemper
Name:	Mark F. Kemper
Title:	Managing Director and Secretary

UBS 9(c) – Amendment No. 1

The Applicant named below has caused this Application to be duly signed on its behalf on January 31, 2013. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-8 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

UBS GLOBAL ASSET MANAGEMENT (US) INC.

By:	/s/ Shawn Lytle
Name:	Shawn Lytle
Title:	Group Managing Director and President

UBS GLOBAL ASSET MANAGEMENT (US) INC.

By:	/s/ Mark F. Kemper
Name:	Mark F. Kemper
Title:	Managing Director and Secretary

UBS 9(c) – Amendment No. 1

The Applicant named below has caused this Application to be duly signed on its behalf on January 31, 2013. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-10 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

UBS SECURITIES JAPAN CO., LTD.

By:	/s/ Susumu Omori
Name:	Susumu Omori
Title:	President
Representative Director

UBS SECURITIES JAPAN CO., LTD.

By:	/s/ Sumio Kuriaki
Name:	Sumio Kuriaki
Title:	Director

UBS 9(c) – Amendment No. 1

Exhibit A-1

Authorization

Officer’s Certificate

The undersigned, being duly elected Director of UBS AG (“UBS AG”), does hereby certify that this Application is signed by Mark Shelton, Group Managing Director of UBS AG, and Karen Yen, elected Executive Director and Counsel of UBS AG, pursuant to the general authority vested in them as such under Article X of the organization regulations of UBS AG.

IN WITNESS WHEREOF, I have set my hand this January 31, 2013.

UBS AG

By:	/s/ Jane Nutson
Name:	Jane Nutson
Title:	Director

UBS 9(c) – Amendment No. 1

Exhibit A-2

Authorization

Officer’s Certificate

The undersigned, being duly appointed Executive Director of UBS Financial Services Inc. (“UBSFS”), does hereby certify that this Application is signed by Rob Forsyth, elected Director of UBSFS, and Jonathan Eisenberg, elected General Counsel of UBSFS, pursuant to the general authority vested in them as such under UBS policy and required documents.

IN WITNESS WHEREOF, I have set my hand this January 31, 2013.

UBS FINANCIAL SERVICES INC.

By:	/s/ Tambra King
Name:	Tambra King
Title:	Executive Director

UBS 9(c) – Amendment No. 1

Exhibit A-3

Authorization

Officer’s Certificate

The undersigned, being duly appointed Managing Director of UBS Alternative and Quantitative Investments LLC (“UBS Alternative”), does hereby certify that this Application is signed by William Ferri, Global Head of UBS Alternative and Nicholas J. Vagra, elected Managing Director of UBS Alternative, pursuant to the general authority vested in him or her as such under UBS policy and required documents.

IN WITNESS WHEREOF, I have set my hand this January 31, 2013.

UBS ALTERNATIVE AND QUANTITATIVE INVESTMENTS LLC

By:	/s/ James Hnilo
Name:	James Hnilo
Title:	Managing Director

UBS 9(c) – Amendment No. 1

Exhibit A-4

Authorization

Officer’s Certificate

The undersigned, being duly appointed Managing Director of UBS Alternative and Quantitative Investments LLC (“UBS Alternative”), managing member of UBS Willow Management, L.L.C. (“UBS Willow”), does hereby certify that this Application is signed by William Ferri, Global Head of UBS Alternative, on behalf of UBS Willow pursuant to the general authority vested in him or her as Global Head of the managing member of UBS Willow.

IN WITNESS WHEREOF, I have set my hand this January 31, 2013.

UBS WILLOW MANAGEMENT, L.L.C.

By:	UBS Alternative and Quantitative Investments LLC, its managing member

By:	/s/ James Hnilo
Name:	James Hnilo
Title:	Managing Director
UBS Alternative and Quantitative Investments LLC

UBS 9(c) – Amendment No. 1

Exhibit A-5

Authorization

Officer’s Certificate

The undersigned, being duly appointed Managing Director of UBS Alternative and Quantitative Investments LLC (“UBS Alternative”), managing member of UBS Eucalyptus Management, L.L.C. (“UBS Eucalyptus”), does hereby certify that this Application is signed by William Ferri, Global Head of UBS Alternative, on behalf of UBS Eucalyptus pursuant to the general authority vested in him or her as Global Head of the managing member of UBS Eucalyptus.

IN WITNESS WHEREOF, I have set my hand this January 31, 2013.

UBS EUCALYPTUS MANAGEMENT, L.L.C.

By:	UBS Alternative and Quantitative Investments LLC, its managing member

By:	/s/ James Hnilo
Name:	James Hnilo
Title:	Managing Director
UBS Alternative and Quantitative Investments LLC

UBS 9(c) – Amendment No. 1

Exhibit A-6

Authorization

Officer’s Certificate

The undersigned, being duly appointed Managing Director of UBS Alternative and Quantitative Investments LLC (“UBS Alternative”), managing member of UBS Juniper Management, L.L.C. (“UBS Juniper”), does hereby certify that this Application is signed by William Ferri, Global Head of UBS Alternative, on behalf of UBS Juniper pursuant to the general authority vested in him or her as Global Head of the managing member of UBS Juniper.

IN WITNESS WHEREOF, I have set my hand this January 31, 2013.

UBS JUNIPER MANAGEMENT, L.L.C.

By:	UBS Alternative and Quantitative Investments LLC, its managing member

By:	/s/ James Hnilo
Name:	James Hnilo
Title:	Managing Director
UBS Alternative and Quantitative Investments LLC

UBS 9(c) – Amendment No. 1

Exhibit A-7

Authorization

Officer’s Certificate

The undersigned, being duly elected Assistant Secretary of UBS Global Asset Management (Americas) Inc. (“UBS Global AM Americas”), does hereby certify that this Application is signed by Shawn Lytle, elected Group Managing Director and President of UBS Global AM Americas, and Mark F. Kemper, elected Managing Director and Secretary of UBS Global AM Americas, pursuant to the general authority vested in them as such under the UBS Global Asset Management Authorized Signature Policy.

IN WITNESS WHEREOF, I have set my hand this January 31, 2013.

UBS GLOBAL ASSET MANAGEMENT (AMERICAS) INC.

By:	/s/ Michael Calhoun
Name:	Michael Calhoun
Title:	Executive Director and Assistant Secretary

UBS 9(c) – Amendment No. 1

Exhibit A-8

Authorization

Officer’s Certificate

The undersigned, being duly elected Assistant Secretary of UBS Global Asset Management (US) Inc. (“UBS Global AM US”), does hereby certify that this Application is signed by Shawn Lytle, elected Group Managing Director and Secretary of UBS Global AM US, and Mark F. Kemper, elected Managing Director and Secretary of UBS Global AM US, pursuant to the general authority vested in them as such under the UBS Global Asset Management Authorized Signature Policy.

IN WITNESS WHEREOF, I have set my hand this January 31, 2013.

UBS GLOBAL ASSET MANAGEMENT (US) INC.

By:	/s/ Michael Calhoun
Name:	Michael Calhoun
Title:	Executive Director and Assistant Secretary

UBS 9(c) – Amendment No. 1

Exhibit A-9

Authorization

Officer’s Certificate

The undersigned, being duly elected Director of UBS IB Co-Investment 2001 GP Limited (“ESC GP”), does hereby certify that this Application is signed by Brian Burkholder, elected Director of ESC GP, pursuant to the general authority vested in him or her as such under the Articles of Association.

IN WITNESS WHEREOF, I have set my hand this January 31, 2013.

UBS IB CO-INVESTMENT 2001 GP LIMITED

By:	/s/ Darren Stainrod
Name:	Darren Stainrod
Title:	Director

UBS 9(c) – Amendment No. 1

Exhibit A-10

Authorization

Officer’s Certificate

The undersigned, being duly appointed Legal Counsel for UBS Securities Japan Co., Ltd. (“UBS-SJC”), does hereby certify that this Application is signed by Susumu Omori, President and Representative Director, and Sumio Kuriaki, Director, pursuant to the general authority vested in them as such under Article 349 of the Companies Law of Japan, and also under Section 24 of the Organization Regulations of UBS AG.

IN WITNESS WHEREOF, I have set my hand this January 31, 2013.

UBS SECURITIES JAPAN CO., LTD.

By:	/s/ Fumitaka Eshima
Name:	Fumitaka Eshima
Title:	Legal Counsel

UBS 9(c) – Amendment No. 1

Annex A

Part 1-A

Funds for Which UBS Alternative Provides Investment Management Services

O’Connor Fund of Funds: Equity Opportunity LLC

O’Connor Fund of Funds: Event LLC

O’Connor Fund of Funds: Long/Short Credit Strategies

O’Connor Fund of Funds: Long/Short Strategies LLC

O’Connor Fund of Funds: Multi-Strategy

O’Connor Fund of Funds: Technology LLC

O’Connor Fund of Funds: Aggregated Alpha Strategies LLC

Part 1-B

Funds for Which the UBS Alternative Managers Provide Investment Management Services

UBS Eucalyptus Fund, L.L.C.

UBS Juniper Crossover Fund, L.L.C.

UBS Willow Fund, L.L.C.

UBS 9(c) – Amendment No. 1	42

Annex A

Part 2

Funds for Which UBS Global AM Americas Provides Investment Management Services

As Primary Investment Adviser:

UBS Cashfund Inc.

UBS Managed Municipal Trust

UBS RMA New York Municipal Money Fund

UBS RMA California Municipal Money Fund

UBS RMA Money Fund Inc.

UBS RMA Money Market Portfolio

UBS RMA U.S. Government Portfolio

UBS Retirement Money Fund

UBS RMA Tax-Free Fund Inc.

Fort Dearborn Income Securities Inc.

Global High Income Fund Inc.

Managed High Yield Plus Fund Inc.

Strategic Global Income Fund, Inc.

UBS Funds

UBS U.S. Equity Opportunity Fund

UBS U.S. Small Cap Equity Fund

UBS U.S. Small Cap Growth Fund

UBS U.S. Real Estate Equity Fund

UBS Emerging Markets Debt Fund

UBS Emerging Markets Equity Fund

UBS Global Allocation Fund

UBS Global Bond Fund

UBS U.S. Large Cap Equity Fund

UBS International Equity Fund

UBS Dynamic Alpha Fund

UBS U.S. Equity Alpha Fund

UBS Global Frontier Fund

UBS Core Plus Bond Fund

UBS Equity Long-Short Multi-Strategy Fund

UBS Fixed Income Opportunities Fund

UBS Multi-Asset Income Fund

UBS Investment Trust

UBS U.S. Allocation Fund

UBS Master Series, Inc.

UBS Money Market Fund

UBS Money Series

UBS Liquid Assets Fund

UBS Cash Reserves Fund

UBS Select Prime Institutional Fund

UBS Select Treasury Institutional Fund

UBS 9(c) – Amendment No. 1	43

UBS Select Tax-Free Institutional Fund

UBS Select Prime Preferred Fund

UBS Select Treasury Preferred Fund

UBS Select Tax-Free Preferred Fund

UBS Select Prime Investor Fund

UBS Select Treasury Investor Fund

UBS Select Tax-Free Investor Fund

UBS Select Prime Capital Fund

UBS Select Treasury Capital Fund

UBS Select Tax-Free Capital Fund

UBS PACE Select Advisors Trust*

PACE® International Equity Investments

PACE® Small/Medium Co Growth Equity Investments

PACE® Small/Medium Co Value Equity Investments

PACE® Large Co Growth Equity Investments

PACE® Large Co Value Equity Investments

PACE® International Emerging Markets Equity Investments

PACE® Global Real Estate Investments

PACE® Municipal Fixed Income Investments

PACE® Strategic Fixed Income Investments

PACE® Intermediate Fixed Income Investments

PACE® Government Securities Fixed Income Investments

PACE® International Fixed Income Investments

PACE® High Yield Investments

PACE® Alternative Strategies Investments

UBS Relationship Funds

UBS Global Securities Relationship Fund

UBS Emerging Markets Equity Relationship Fund

UBS International Equity Relationship Fund

UBS Small Cap Equity Relationship Fund

UBS U.S. Equity Alpha Relationship Fund

UBS U.S. Large Cap Equity Relationship Fund

UBS High Yield Relationship Fund

UBS Opportunistic Emerging Markets Debt Relationship Fund

UBS Cash Management Prime Relationship Fund

UBS Global Corporate Bond Relationship Fund

UBS Credit Bond Relationship Fund

UBS Global (Ex-US) All Cap Growth Relationship Fund

UBS U.S. Treasury Inflation Protected Securities Relationship Fund

SMA Relationship Trust

Series M

Series T

Series A

Series G

Series S

UBS 9(c) – Amendment No. 1	44

Master Trust

Prime Master Fund

Treasury Master Fund

Tax-Free Master Fund

As Sub-Adviser:

EQ Advisors Trust

EQ/UBS Growth and Income Portfolio

ING Partners, Inc.

ING UBS US Large Cap Equity Portfolio

JNL Series Trust

Jackson National UBS US Growth Equity Fund

Laudus Trust

Laudus Growth Investors U.S. Large Cap Growth Fund

Lincoln Variable Insurance Products Trust

LVIP UBS Large Cap Growth Equity Fund

MFS Series Trust XIII

MFS Diversified Target Return Fund

Nationwide Mutual Funds Series

Nationwide International Value Fund

Nationwide Global Equity Fund

Nationwide High Yield Bond Fund

Pacific Life Funds

PL Large-Cap Growth Fund

Pacific Select Fund

Large-Cap Growth Portfolio

Russell Investment Company

Russell Emerging Markets Fund

USAA Mutual Funds Trust

USAA Growth & Income Fund

VALIC Company II

International Small Cap Equity Fund

*	Certain of the series of this trust are sub-advised by one or more sub-advisers. No sub-adviser is affiliated with UBS Global AM US or UBS Global AM Americas.

UBS 9(c) – Amendment No. 1	45

Annex A

Part 3

Funds for which UBS Global AM US Serves as Principal Underwriter

UBS Cashfund Inc.

UBS Investment Trust

UBS U.S. Allocation Fund

UBS Money Series*

UBS Managed Municipal Trust*

UBS Master Series, Inc.

UBS Money Market Fund

UBS RMA Money Fund, Inc.*

UBS RMA Tax-Free Fund, Inc.

UBS PACE Select Advisors Trust*

UBS Funds*

SMA Relationship Trust*

*	This Fund has multiple series or portfolios. UBS Global AM US serves as principal underwriter for all series or portfolios of the Fund.

UBS 9(c) – Amendment No. 1	46

Annex A

Part 4

UITs for which UBSFS Serves as Co-Principal Underwriter

Guggenheim Short Duration High Yield Trust Series 12

Guggenheim Short Duration High Yield Trust Series 13

Guggenheim Short Duration High Yield Trust Series 14

Guggenheim Short Duration High Yield Trust Series 15

Guggenheim Short Duration High Yield Trust Series 16

Guggenheim Short Duration High Yield Trust Series 17

Guggenheim Short Duration High Yield Trust Series 18

Guggenheim Short Duration High Yield Trust Series 19

Guggenheim Short Duration High Yield Trust Series 20

Guggenheim Short Duration High Yield Trust Series 21

Global Bond Income Trust Series, Series 3

UBS 9(c) – Amendment No. 1	47

Annex B

Plea Agreement

UBS 9(c)

UNITED STATES DISTRICT COURT DISTRICT OF CONNECTICUT

x

UNITED STATES OF AMERICA :

- v. - :

UBS SECURITIES JAPAN CO., LTD., :

Defendant. :

x

PLEA AGREEMENT

The United States of America, by and through the Fraud Section of the Criminal Division of the United States Department of Justice (the “Fraud Section”), and UBS SECURITIES JAPAN CO.,LTD. (“defendant” or “UBS Securities Japan”), by and through its undersigned attorneys, and through its authorized representative, pursuant to authority granted by UBS Securities Japan’s Board of Directors, hereby submit and enter into this plea agreement (the “Agreement”), pursuant to Rule 11(c)(1)(C) of the Federal Rules of Criminal Procedure. The terms and conditions of this Agreement are as follows:

The Defendant’s Agreement

1. UBS Securities Japan agrees to waive indictment and plead guilty to a one-count criminal Information filed in the District of Connecticut charging UBS Securities Japan with wire fraud, in violation of Title 18, United States Code, Sections

1343 and 2. UBS Securities Japan further agrees to persist in that plea through sentencing and, as set forth below, to cooperate fully with the Fraud Section in its investigation into all matters related to the conduct charged in the Information.

2. UBS Securities Japan understands and agrees that this Agreement is between the Criminal Division of the Department of Justice and UBS Securities Japan and does not bind any other division or section of the Department of Justice or any other federal, state, or local prosecuting, administrative, or regulatory authority. Nevertheless, the Fraud Section will bring this Agreement and the cooperation of UBS Securities Japan, its direct or indirect affiliates, subsidiaries, and parent corporation, to the attention of other prosecuting authorities or other agencies, if requested by UBS Securities Japan.

3. UBS Securities Japan agrees that this Agreement will be executed by an authorized corporate representative. UBS Securities Japan represents that a resolution duly adopted by UBS Securities Japan’s Board of Directors is attached to this Agreement as Exhibit 1 and represents that the signatures on this Agreement by UBS Securities Japan and its counsel are authorized by UBS Securities Japan’s Board of Directors, on behalf of UBS Securities Japan.

2

4. UBS Securities Japan agrees that it has the full legal right, power, and authority to enter into and perform all of its obligations under this Agreement.

5. UBS Securities Japan agrees to abide by all terms and obligations of this Agreement as described herein, including, but not limited to, the following:

a. to plead guilty as set forth in this Agreement;

b. to abide by all sentencing stipulations contained in this Agreement;

c. to appear, through its duly appointed representatives, as ordered for all court appearances, and obey any other ongoing court order in this matter;

d. to commit no further federal crimes;

e. to be truthful at all times with the Court;

f. to pay the applicable fine and special assessment; and

g. to work with its parent corporation, UBS AG, in fulfilling the obligations described in the undertakings given by UBS AG in connection with resolving investigations by the Department of Justice, the U.S. Commodity

3

Futures Trading Commission (“CFTC”), the Swiss Financial Market Supervisory Authority (“FINMA”), and the Japanese Financial Services Authority (“JFSA”) attached to this Agreement as Exhibit 2.

6. UBS Securities Japan agrees that in the event UBS Securities Japan sells, merges, or transfers all or substantially all of its business operations as they exist as of the date of this Agreement, whether such sale (s) is/are structured as a stock or asset sale, merger, or transfer, UBS Securities Japan shall include in any contract for sale, merger, or transfer a provision fully binding the purchaser (s) or any successor(s) in interest thereto to the obligations described in this Agreement.

7. UBS Securities Japan agrees to continue to cooperate fully with the Fraud Section, the Federal Bureau of Investigation (the “FBI”), and any other law enforcement or government agency designated by the Fraud Section in a manner consistent with applicable law and regulations. At the request of the Fraud Section, UBS Securities Japan shall also cooperate fully with foreign law enforcement authorities and agencies. UBS Securities Japan shall, to the extent consistent with the foregoing, truthfully disclose to the Fraud Section all factual information not protected by a valid claim of attorney-client

4

privilege or work product doctrine protection with respect to the activities of UBS Securities Japan and its affiliates, its present and former directors, officers, employees, agents, consultants, contractors, and subcontractors, concerning all matters relating to (a) the manipulation of any benchmark interest rates, or (b) violations of United States laws concerning fraud or governing securities or commodities markets, about which UBS Securities Japan has any knowledge and about which the Fraud Section, the FBI, or any other law enforcement or government agency designated by the Fraud Section, or, at the request of the Fraud Section, any foreign law enforcement authorities and agencies, shall inquire. This obligation of truthful disclosure includes the obligation of UBS Securities Japan to provide to the Fraud Section, upon request, any non-privileged or non-protected document, record, or other tangible evidence about which the aforementioned authorities and agencies shall inquire of UBS Securities Japan, subject to the direction of the Fraud Section.

8. UBS Securities Japan agrees that any fine or restitution imposed by the Court will be due and payable within ten (10) business days of sentencing, and UBS Securities Japan will not attempt to avoid or delay payments. UBS Securities Japan further agrees to pay the Clerk of the Court for the United

5

States District Court for the District of Connecticut the mandatory special assessment of $400 within ten (10) business days from the date of sentencing.

9. UBS Securities Japan agrees that if the defendant company, its parent corporation, or any of its direct or indirect affiliates or subsidiaries issues a press release or holds a press conference in connection with this Agreement, UBS Securities Japan shall first consult with the Fraud Section to determine whether (a) the text of the release or proposed statements at any press conference are true and accurate with respect to matters between the Fraud Section and UBS Securities Japan; and (b) the Fraud Section has no objection to the release or statement. Statements at any press conference concerning this matter shall be consistent with such a press release.

The Fraud Section’s Agreement

10. In exchange for the guilty plea of UBS Securities Japan and the complete fulfillment of all of its obligations under this Agreement, the Fraud Section agrees it will not file additional criminal charges against UBS Securities Japan or any of its direct or indirect affiliates, or subsidiaries, relating to (a) any of the conduct described in the Statement of Facts attached as Appendix A to the Non-Prosecution Agreement dated December 18, 2012 between the Fraud Section and UBS AG (“Appendix

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A” to the “NPA”), or (b) information disclosed by UBS Securities Japan or UBS AG to the Fraud Section prior to the date of this Agreement relating to the manipulation of benchmark interest rates. This paragraph does not provide any protection against prosecution for manipulation of interest rates or any scheme to defraud counterparties to interest rate derivatives trades placed on its behalf in the future by UBS Securities Japan or by any of its officers, directors, employees, agents or consultants, whether or not disclosed by UBS Securities Japan pursuant to the terms of this Agreement. This Agreement does not close or preclude the investigation or prosecution of any natural persons, including any officers, directors, employees, agents, or consultants of UBS Securities Japan, who may have been involved in any of the matters set forth in the Information, Appendix A, or in any other matters.

Factual Basis

11. UBS Securities Japan is pleading guilty because it is guilty of the charge contained in the Information. UBS Securities Japan admits, agrees, and stipulates that the factual allegations set forth in the Information are true and correct, that it is responsible for the acts of its present and former officers and employees described in the Factual Basis For Plea attached hereto and incorporated herein as Exhibit 3, and that

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Exhibit 3 accurately reflects UBS Securities Japan’s criminal conduct.

UBS Securities Japan’s Waiver of Rights,

Including the Right to Appeal

12. Federal Rule of Criminal Procedure 11(f) and Federal Rule of Evidence 410 limit the admissibility of statements made in the course of plea proceedings or plea discussions in both civil and criminal proceedings, if the guilty plea is later withdrawn. UBS Securities Japan expressly warrants that it has discussed these rules with its counsel and understands them. Solely to the extent set forth below, UBS Securities Japan voluntarily waives and gives up the rights enumerated in Federal Rule of Criminal Procedure 11(f) and Federal Rule of Evidence 410. Specifically, UBS Securities Japan understands and agrees that any statements that it makes in the course of its guilty plea or in connection with the Agreement are admissible against it for any purpose in any U.S. federal criminal proceeding if, even though the Fraud Section has fulfilled all of its obligations under this Agreement and the Court has imposed the agreed-upon sentence, UBS Securities Japan nevertheless withdraws its guilty plea.

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13. UBS Securities Japan knowingly, intelligently, and voluntarily waives its right to appeal the conviction in this case. UBS Securities Japan similarly knowingly, intelligently, and voluntarily waives the right to appeal the sentence imposed by the Court. In addition, UBS Securities Japan knowingly, intelligently, and voluntarily waives the right to bring any collateral challenge, including challenges pursuant to Title 28, United States Code, Section 2255, challenging either the conviction, or the sentence imposed in this case, including a claim of ineffective assistance of counsel. UBS Securities Japan waives all defenses based on the statute of limitations and venue with respect to any prosecution that is not time-barred on the date that this Agreement is signed in the event that: (a) the conviction is later vacated for any reason; (b) UBS Securities Japan violates this Agreement; or (c) the plea is later withdrawn, provided such prosecution is brought within one year of any such vacation of conviction, violation of agreement, or withdrawal of plea plus the remaining time period of the statute of limitations as of the date that this Agreement is signed. The Fraud Section is free to take any position on appeal or any other post-judgment matter.

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Penalty

14. The statutory maximum sentence that the Court can impose for a violation of Title 18, United States Code, Section 1343, if the violation affects a financial institution, is a fine of $1 million or twice the gross pecuniary gain or gross pecuniary loss resulting from the offense, whichever is greatest, Title 18, United States Code, Section 3571(c)(3), (d); five years’ probation, Title 18, United States Code, Section 3561(c)(1); and a mandatory special assessment of $400, Title 18, United States Code, Section 3013(a) (2) (B) .

Sentencing Recommendation

15. Pursuant to Fed. R. Crim. P. 11(c)(1)(C), the Fraud Section and UBS Securities Japan have agreed to a specific sentence of a fine in the amount of $100 million and a special assessment of $400. The Parties agree that this $100 million fine and the $400 special assessment shall be paid to the Clerk of Court, United States District Court for the District of Connecticut, within ten (10) business days after sentencing. The Fraud Section and UBS Securities Japan have agreed that all or a portion of the fine may be paid by one or more related UBS entities, including UBS Securities Japan’s parent company, UBS AG, on behalf of UBS Securities Japan, consistent with UBS policy and practice. UBS Securities Japan acknowledges that no tax

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deduction may be sought in connection with the payment of this $100 million fine.

16. The parties further agree, with the permission of the Court, to waive the requirement of a Pre-Sentence Investigation report pursuant to Federal Rule of Criminal Procedure 32(c) (1) (A) (ii), based on a finding by the Court that the record contains information sufficient to enable the Court to meaningfully exercise its sentencing power. The parties agree, however, that in the event the Court orders the preparation of a pre-sentence report prior to sentencing, such order will not affect the agreement set forth herein.

17. For purposes of sentencing, including but not limited to the Court’s consideration of the penalty set forth and proposed in Paragraph 15 above, UBS Securities Japan admits, agrees, and stipulates that the statements set forth in the Statement of Facts attached hereto and incorporated herein as Exhibit 4 are true and correct, that it is responsible for the acts of its present and former officers and employees described in Exhibit 4, and that Exhibit 4 accurately reflects UBS Securities Japan’s offense conduct.

18. This agreement is presented to the Court pursuant to Fed. R. Crim. P. 11(c)(1)(C). UBS Securities Japan understands that, if the Court rejects this Agreement, the Court

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must: (a) inform the parties that the Court rejects the Agreement; (b) advise UBS Securities Japan’s counsel that the Court is not required to follow the Agreement and afford UBS Securities Japan the opportunity to withdraw its plea; and (c) advise UBS Securities Japan that if the plea is not withdrawn, the Court may dispose of the case less favorably toward UBS Securities Japan than the Agreement contemplated. UBS Securities Japan further understands that if the Court refuses to accept any provision of this Agreement, except paragraph 16 above, neither party shall be bound by the provisions of the Agreement.

19. In the event the Court directs the preparation of a Pre-Sentence Investigation report, the Fraud Section will fully inform the preparer of the pre-sentence report and the Court of the facts and law related to UBS Securities Japan’s case. Except as set forth in this Agreement, the parties reserve all other rights to make sentencing recommendations and to respond to motions and arguments by the opposition.

Breach of Agreement

20. UBS Securities Japan agrees that if it breaches this Agreement, commits any federal crime between the date of this Agreement and the expiration of the NPA, or has provided or provides deliberately false, incomplete, or misleading information in connection with this Agreement, the Fraud Section

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may, in its sole discretion, characterize such conduct as a breach of this Agreement. In the event of such a breach, (a) the Fraud Section will be free from its obligations under the Agreement and may take whatever position it believes appropriate as to the sentence; (b) UBS Securities Japan will not have the right to withdraw the guilty plea; (c) UBS Securities Japan shall be fully subject to criminal prosecution for any other crimes that it has committed or might commit, if any, including perjury and obstruction of justice; and (d) the Fraud Section will be free to use against UBS Securities Japan, directly and indirectly, in any criminal or civil proceeding any of the information or materials provided by UBS Securities Japan pursuant to this Agreement, as well as the admitted Factual Basis For Plea and the Statement of Facts attached as Exhibits 3 and 4, respectively.

21. In the event of a breach of this Agreement by UBS Securities Japan, if the Fraud Section elects to pursue criminal charges, or any civil or administrative action that was not filed as a result of this Agreement, then:

b. UBS Securities Japan agrees that any applicable statute of limitations is tolled between the date of UBS Securities Japan’s signing of this Agreement and the discovery

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by the Fraud Section of any breach by UBS Securities Japan plus one year; and

c. UBS Securities Japan gives up all defenses based on the statute of limitations (as described in Paragraph 13), any claim of pre-indictment delay, or any speedy trial claim with respect to any such prosecution or action, except to the extent that such defenses existed as of the date of the signing of this Agreement.

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Complete Agreement

22. This document states the full extent of the agreement between the parties. There are no other promises or agreements, express or implied. Any modification of this Agreement shall be valid only if set forth in writing in a supplemental or revised plea agreement signed by all parties.

AGREED:

FOR UBS Securities Japan Co., Ltd.:

Date: Dec 19, 2012

By: Abby S. Meiselman, Esq.

Head of Litigation for

the Americas Investment Bank

Date: Dec 19, 2012

By: Gary R. Spratling, Esq.

David P. Burns, Esq.

Gibson, Dunn & Crutcher LLP

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FOR THE DEPARTMENT OF JUSTICE, CRIMINAL DIVISION, FRAUD SECTION:

DENIS J. McINERNEY

Chief, Fraud Section

Criminal Division

United States Department of Justice

Date: Dec. 19, 2012

By: Daniel A. Braun

Deputy Chief, Fraud Section

Luke B. Marsh

Trial Attorney, Fraud Section

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CORPORATE REPRESENTATIVE’S CERTIFICATE

I have read this Agreement and carefully reviewed every part of it with outside counsel for UBS SECURITIES JAPAN CO., LTD. (“UBS Securities Japan”). I understand the terms of this Agreement and voluntarily agree, on behalf of UBS Securities Japan, to each of its terms. Before signing this Agreement, I consulted outside counsel for UBS Securities Japan. Counsel fully advised me of the rights of UBS Securities Japan, of possible defenses, of the Sentencing Guidelines’ provisions, and of the consequences of entering into this Agreement.

No promises or inducements have been made other than those contained in this Agreement. Furthermore, no one has threatened or forced me, or to my knowledge any person authorizing this Agreement on behalf of UBS Securities Japan, in any way to enter into this Agreement. I am also satisfied with outside counsel’s representation in this matter. I certify that I have been duly authorized by UBS Securities Japan to execute this Agreement on behalf of UBS Securities Japan.

Date: December 19, 2012

UBS SECURITIES JAPAN CO., LTD.

By: Abby S. Meiselman, Esq.

Americas Head of Litigation for the Investment Bank

CERTIFICATE OF COUNSEL

I am counsel for UBS SECURITIES JAPAN CO., LTD. (“UBS Securities Japan”) in the matter covered by this Agreement. In connection with such representation, I have examined relevant UBS Securities Japan documents and have discussed the terms of this Agreement with UBS Securities Japan’s Board of Directors. Based on our review of the foregoing materials and discussions,

I am of the opinion that the representative of UBS Securities Japan has been duly authorized to enter into this Agreement on behalf of UBS Securities Japan and that this Agreement has been duly and validly authorized, and when executed and delivered on behalf of UBS Securities Japan it will be a valid and binding obligation of UBS Securities Japan. Further, I have carefully reviewed the terms of this Agreement with the Board of Directors and the legal counsel of UBS Securities Japan. I have fully advised them of the rights of UBS Securities Japan, of possible defenses, of the Sentencing Guidelines’ provisions and of the consequences of entering into this Agreement. To my knowledge, the decision of UBS Securities Japan to enter into this Agreement, based on the authorization of the Board of Directors, is an informed and voluntary one.

Date: December 19, 2012

By: Gary R. Spratling, Esq.

Gibson, Dunn & Crutcher LLP

Attorney for UBS Securities

Japan Co., Ltd.

EXHIBIT 1

Certificate of Corporate Resolutions

A copy of the executed Certificate of Corporate Resolutions is annexed hereto as “Exhibit 1.”

CERTIFICATE OF CORPORATE RESOLUTIONS

OF

UBS SECURITIES JAPAN CO., LTD.

At a duly held meeting on December 18, 2012, the Board of Directors (the “Board”) of UBS Securities Japan Co., Ltd. (the “Company”) resolved as follows:

WHEREAS, the Company, through its legal counsel, has been engaged in discussions with the United States Department of Justice, Criminal Division in connection with its investigation into potential criminal violations related to the London Interbank Offered Rate (“LIBOR”) and other benchmark interest rates (the “LIBOR Investigation”);

WHEREAS, the executive management of the Company, and its affiliates, and both internal and external legal counsel have reported to the Board the terms and conditions of a proposed resolution of the LIBOR Investigation;

WHEREAS, the Board has been advised by its legal counsel of the Information and a Plea Agreement, with appendices, as circulated to the Board on December 18, 2012 (collectively the “Plea Agreement”), including, but not limited to, the criminal fine payment; and

WHEREAS, the Board acknowledges that the Plea Agreement fully sets forth the Company’s agreement with the United States Department of Justice, Criminal Division with respect to criminal violations identified during the LIBOR Investigation and that no additional promises or representations have been made to the Company by any officials of the United States in connection with the disposition of the LIBOR Investigation, other than those set forth in the Plea Agreement.

This Board hereby RESOLVES that:

1. The Board approves and agrees that it is in the best interest of the Company to enter the guilty plea provided for, and agrees to the other terms provided in the Plea Agreement with the United States Department of Justice in substantially the form and substance set forth in the form of Plea Agreement presented to this Board;

2. The directors of the Company and legal counsel for the Company are hereby each individually authorized, empowered and directed, on behalf of the Company, to execute and deliver the Plea Agreement, substantially in such form as reviewed by this Board, with such changes as such directors or legal counsel may approve:

3. The directors of the Company and legal counsel for the Company are hereby each individually authorized, empowered and directed to take any and all actions as may be necessary or appropriate, and to approve the forms, terms or provisions of any agreement or other documents as may be necessary or appropriate to carry out and effectuate the purpose and intent of the foregoing resolution (including execution and delivery of any such agreement or document on behalf of the Company);

4. Abby S. Meiselman, Managing Director and Head of Americas Investment Banking Litigation for UBS AG, or her delegate, be and hereby is authorized (i) to execute the Plea Agreement on behalf of the Company, with such modifications as she may approve, (ii) to act and speak on behalf of the Company, in any proceeding or as otherwise necessary, for the purpose of executing the Plea Agreement, including entry of a guilty plea in court on behalf of the Company, and (iii) to take further action as appears to her necessary or desirable to carry into effect the intent and purpose of the foregoing resolution; and

5. All of the actions of the directors of the Company and legal counsel for the Company, which actions would have been within the scope of and authorized by the foregoing resolution except that such actions were taken prior to the adoption of such resolutions, are hereby severally ratified, confirmed, approved and adopted as actions on behalf of the Company; and

6. The representative directors of the Company are individually authorized, empowered or directed, to provide to the United States Department of Justice, Criminal Division a certified copy of this resolution.

I hereby certify that the above is a true and accurate copy of the resolutions of the Board of the Company passed on December 18, 2012.

December 18, 2012

Zenji Nakamura

Representative Director and CEO

UBS Securities Japan Co., Ltd.

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EXHIBIT 2

Corporate Compliance Undertakings

Attached are the relevant excerpts of: (1) the agreements entered into by UBS Securities Japan’s parent, UBS AG, in resolving regulatory investigations in this matter with the United States Commodity Futures Trading Commission; and (2) the business improvement order that the JFSA imposed on UBS Securities Japan based on the JFSA’s investigation and findings relating to the attempted manipulation of submissions for Yen benchmark interest rates. The Swiss Financial Market Supervisory Authority (“FINMA”) will also be imposing compliance undertakings on UBS AG as part of the action that FINMA is taking based on its investigation of this matter. UBS Securities Japan will provide a copy, translation, or summary of those undertakings when such information is available. That document will then be attached to and incorporated in this exhibit.

If payment is to be made by electronic funds transfer, Respondents shall contact Linda Zurhorst or her successor at the above address to receive payment instructions and shall fully comply with those instructions. Respondents shall accompany payment of the CMP Obligation with a cover letter that identifies the paying Respondent and the name and docket number of this proceeding. The paying Respondent shall simultaneously transmit copies of the cover letter and the form of payment to the Chief Financial Officer, Commodity Futures Trading Commission, Three Lafayette Centre, 1155 21st Street, NW, Washington, D.C. 20581.

C. Respondents and their successors and assigns shall comply with the following conditions and undertakings set forth in the Offer:

1. PRINCIPLES31

i. UBS agrees to undertake the following: (1) to ensure the integrity and reliability of its Benchmark Interest Rate Submission(s), presently and in the future; and (2) to identify, construct and promote effective methodologies and processes of setting Benchmark Interest Rates, in coordination with efforts by Benchmark Publishers, in order to ensure the integrity and reliability of Benchmark Interest Rates in the future.

ii. UBS represents and undertakes that each Benchmark Interest Rate Submission by UBS shall be based upon a rigorous and honest assessment of information, and shall not be influenced by internal or external conflicts of interest, or other factors or information extraneous to any rules applicable to the setting of a Benchmark Interest Rate.

31 The following terms are defined as follows:

Benchmark Interest Rate: An interest rate for a currency and maturity/tenor that is calculated based on data received from market participants and published to the market on a regular, periodic basis, such as LIBOR and Euribor;

Benchmark Publisher: A banking association or other entity that is responsible for or oversees the calculation and publication of a Benchmark Interest Rate;

Submission(s): The interest rate(s) submitted for each currency and maturity/tenor to a Benchmark Publisher. For example, if UBS submits a rate for one month and three month U.S. Dollar LIBOR, that would constitute two Submissions;

Submitter(s): The person(s) responsible for determining and/or transmitting the Submission(s); and

Supervisor(s): The person(s) immediately and directly responsible for supervising any portion of the process of Submission(s) and/or any of the Submitter(s).

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2. INTEGRITY AND RELIABILITY OF BENCHMARK INTEREST RATE SUBMISSIONS

i. DETERMINATION OF SUBMISSIONS: UBS shall determine its Submission(s) based on the following Factors, Adjustments and Considerations, unless otherwise prohibited by or contrary to an affirmative obligation imposed by any law or regulation, or the rules or definitions issued by a Benchmark Publisher. UBS’s transactions shall be given the greatest weight in determining its Submissions, subject to applying appropriate Adjustments and Considerations in order to reflect the market measured by the Benchmark Interest Rate.32

UBS shall determine its Submissions as described in these Undertakings within fourteen (14) days of the entry of this Order.

Factor 1 — UBS’s Borrowing or Lending Transactions Observed by UBS’s Submitters:

a. UBS’s transactions in the market as defined by the Benchmark Publisher for the particular Benchmark Interest Rate;

b. UBS’s transactions in other markets for unsecured funds, including, but not limited to, certificates of deposit and issuances of commercial paper; and

c. UBS’s transactions in various related markets, including, but not limited to, Overnight Index Swaps, foreign currency forwards, repurchase agreements, futures and Fed Funds.

Factor 2 — Third Party Transactions Observed by UBS’s Submitters:

a. Transactions in the market as defined by the Benchmark Interest Rate relevant to each of the Submission(s);

b. Transactions in other markets for unsecured funds, including, but not limited to, certificates of deposit and issuances of commercial paper; and

c. Transactions in various related markets, including, but not limited to, Overnight Index Swaps, foreign currency forwards, repurchase agreements, futures, and Fed Funds.

32 The rules used by Benchmark Publishers to determine Benchmark Interest Rates vary, may not be consistent with each other, and provide different levels of guidance as to how to make Submissions.

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Factor 3 — Third Party Offers Observed by UBS’s Submitters:

a. Third party offers to UBS in the market as defined by the Benchmark Publisher relevant to each of the Submission(s);

b. Third party offers in other markets for unsecured funds, including, but not limited to, certificates of deposit and issuances of commercial paper, provided to UBS by interdealer brokers (e.g., brokers); and

c. Third party offers provided to UBS in various related markets, including, but not limited to, Overnight Index Swaps, foreign currency forwards, repurchase agreements, and Fed Funds.

Adjustments and Considerations: All of the following Adjustments and Considerations may be applied with respect to each of the Factors above:

a. Time: With respect to the Factors considered above, proximity in time to the Submission(s) increases the relevance of that Factor;

b. Market Events: UBS may adjust its Submission(s) based upon market events, including price variations in related markets, that occur prior to the time at which the Submission(s) must be made to the Benchmark Publisher. That adjustment shall reflect measurable effects on transacted rates, offers or bids;

c. Term Structure: As UBS applies the above Factors, if UBS has data for any maturity/tenor described by a Factor, then UBS may interpolate or extrapolate the remaining maturities/tenors from the available data;

d. Credit Standards: As UBS applies the above Factors, adjustments may be made to reflect UBS’s credit standing and/or the credit spread between the market as defined by the Benchmark Publisher and transactions or offers in the related markets used in the Factors above. Additionally, UBS may take into account counterparties’ credit standings, access to funds, and borrowing or lending requirements, and third party offers considered in connection with the above Factors; and

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e. Non-representative Transactions: To the extent a

transaction included among the Factors above significantly diverges in an objective manner from other transactions, and that divergence is not due to market events as addressed above, UBS may exclude such transactions from its determination of its Submission(s).

ii. SUPERVISOR(S) REVIEW: Effective within fourteen (14) days of the entry of this Order, each daily Submission shall be reviewed by a Supervisor on a daily basis after the Submission(s) are made to the Benchmark Publisher.

iii. QUALIFICATIONS OF SUBMITTER(S) AND SUPERVISOR(S): All Submitter(s) shall have significant experience in the markets for the Benchmark Interest Rate to which they are submitting or a comparable market, but may designate less experienced parties, who routinely work under their supervision, to make Submission(s) during limited periods of absence. All Supervisors shall have significant experience in the markets for the relevant Benchmark Interest Rate or a comparable market. Submitters, Supervisors and any parties designated to make Submission(s) when the Submitter(s) are absent shall not be assigned to any derivatives trading desk, unit or division within UBS, or participate in derivatives trading other than that associated with UBS’s liquidity and liability management. The compensation of Submitter(s) and Supervisor(s) also shall not be directly based upon derivatives trading, other than that associated with UBS’s liquidity and liability management.

iv. FIREWALLS: INTERNAL CONTROLS REGARDING IMPROPER COMMUNICATIONS AND SUBMISSIONS: UBS shall implement internal controls and procedures to prevent improper communications with Submitter(s) and Supervisor(s) regarding Submission(s) or prospective Submission(s) to ensure the integrity and reliability of its Submission(s). Such internal controls and procedures shall include, but not be limited to:

The “firewalls” contemplated herein will be implemented through written policies and procedures that delineate proper and improper communications with Submitter(s) and Supervisor(s), whether internal or external to UBS. For these purposes, improper communications shall be any attempt to influence UBS’s Submission(s) for the benefit of any derivatives trading position (whether of UBS or any third party) or any attempt to cause UBS’s Submitter(s) to violate any applicable Benchmark Publisher’s rules or definitions, or Section 2 of these Undertakings; and

A requirement that the Submitter(s) shall not be located in close proximity to traders who primarily deal in derivatives products that

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reference a Benchmark Interest Rate to which UBS contributes any Submission(s). The two groups should be separated such that neither can hear the other.

v. DOCUMENTATION: UBS shall provide the documents set forth below promptly and directly to the Commission upon request, without subpoena or other process, regardless of whether the records are held outside of the United States, to the extent permitted by law.

For each Submission, UBS shall contemporaneously memorialize, and retain in an easily accessible format for a period of five (5) years after the date of each Submission, the following information:

a. The Factors, Adjustments and Considerations described in Section 2(i) above that UBS used to determine its Submission(s), including, but not limited to, identifying any non-representative transactions excluded from the determination of the Submission(s) and the basis for such exclusions, as well as identifying all transactions given the greatest weight or considered to be the most relevant, and the basis for such conclusion;

b. All models or other methods used in determining UBS’s Submission(s), such as models for credit standards and/or term structure, and any adjustments made to the Submission(s) based on such models or other methods;

c. Relevant data and information received from interdealer brokers used in connection with determining UBS’s Submission(s) including, but not limited to, the following:

Identification of the specific offers and bids relied upon by UBS when determining each Submission; and

The name of each company and person from whom the information or data is obtained;

d. UBS’s assessment of “reasonable market size” for its Submission(s) (or any other such criteria for the relevancy of transactions to a Benchmark Interest Rate), to the extent that the rules for a Benchmark Interest Rate require that pertinent transactions considered in connection with Submission(s) be of “reasonable market size” (or any other such criteria);

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e. Information regarding market events considered by UBS in connection with determining its Submission(s), including, without limitation, the following:

The specific market announcement(s) or event(s); and

Any effect of such market event(s) on transacted rates, offers or bids in the relevant markets; and

f. The identity of the Submitter(s) who made, and the Supervisor(s) who reviewed, the Submission(s).

For each Submission, UBS shall retain for a period of five (5) years after the date of each Submission, the following transactional data used by UBS to determine its Submission(s); the data shall be easily accessible and convertible into the Microsoft Excel file format; the data shall include, without limitation, the following to the extent known to UBS at the time of the Submission(s):

a. Instrument;

b. Maturity/tenor;

c. Trade type (i.e., loan/deposit, placing/taking);

d. Buy/sell indicator;

e. Transaction date (in mmddyyyy format);

f. Maturity date (in mmddyyyy format);

g. Value date (in mmddyyyy format);

h. Loan effective date;

i. Customer number;

j. Currency;

k. Ticket ID;

l. Timestamp;

m. Counterparty A (buyer/bidder);

n. Counterparty B (seller/offeror);

o. Nominal/notional size of the transaction;

p. Interest basis (360/365 day year);

q. The fixed interest rate; and

r. Any special or additional terms (e.g., a repurchase agreement or some form of “non-vanilla agreement”).

Transaction Records: UBS shall retain for a period of five (5) years trade transaction records and daily position and risk reports, including (without limitation) monthly and quarterly position and risk reports, related to the trading activities of Submitter(s) and traders who primarily deal in derivatives products that reference a

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Benchmark Interest Rate; the records and reports shall be easily accessible and convertible into the Microsoft Excel file format.

Requirement To Record Communications: UBS shall record and retain to the greatest extent practicable all of the following communications:

a. All communications concerning the determination and review of the Submission(s); and

b. All communications of traders who primarily deal in derivatives products that reference a Benchmark Interest Rate concerning trades, transactions, prices, or trading strategies pertaining to any derivative that references any Benchmark Interest Rate (or the supervision thereof).

The above communications shall not be conducted in a manner to prevent UBS from recording such communications;

Audio communications of Submitters and Supervisors shall be retained for a period of one (1) year. Audio communications of traders who primarily deal in derivatives products that reference a Benchmark Interest Rate, and who are located at least in the London, Zurich, Tokyo, and Stamford, Connecticut office of UBS, shall be retained for a period of six (6) months. Subject to a reasonable time to implement, UBS’s audio retention requirements pursuant to these Undertakings shall commence within a reasonable period after the entry of this Order and shall continue for a period of five (5) years thereafter;

All communications except audio communications shall be retained for a period of five (5) years; and

Nothing in these Undertakings shall limit, restrict or narrow any obligations pursuant to the Act or the Commission’s Regulations promulgated thereunder, including but not limited to Regulations 1.31 and 1.35, 17C.F.R. §§ 1.31 and 1.35 (2012), in effect now or in the future.

vi. MONITORING AND AUDITING:

Monitoring: UBS shall maintain or develop monitoring systems or electronic exception reporting systems that identify possible improper or unsubstantiated Submissions. Such reports will be reviewed on at least a weekly basis and, if there is any significant deviation or issues, the underlying documentation for the Submission shall be reviewed to determine whether the

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Submission is adequately substantiated. If it is not substantiated, UBS shall notify its chief compliance officer(s) and the Benchmark Publisher;

Periodic Audits: Starting six (6) months from the date of the entry of this Order and continuing every six (6) months thereafter, unless an annual audit is scheduled at the same time, UBS shall conduct internal audits of reasonable and random samples of its Submission(s), the factors and all other evidence documenting the basis for such Submission(s), and communications of the Submitter(s) in order to verify the integrity and reliability of the process for determining Submission(s); and

Annual Audits By Third Party Auditors: Starting one (1) year from the date of the entry of this Order and continuing annually for four (4) additional years thereafter, UBS shall retain an independent, third-party auditor to conduct an audit of its Submission(s) and the process for determining Submission(s), which shall include, without limitation, the following:

a. Reviewing communications of Submitter(s) and Supervisor(s);

b. Interviewing the Submitter(s) and Supervisor(s), to the extent they are still employed by UBS;

c. Obtaining written verification from the Submitter(s) and Supervisor(s), to the extent they are still employed by UBS, that the Submission(s) were consistent with this Order, the policies and procedures in place for making UBS’s Submission(s), and the definitions applicable to the Benchmark Interest Rate for which UBS made Submission(s); and

d. A written audit report to be provided to UBS and the Commission (with copies addressed to the Commission’s Division of Enforcement (the “Division”)).

vii. POLICIES. PROCEDURES AND CONTROLS: Within sixty (60) days of the entry of this Order, UBS shall develop policies, procedures and controls to comply with each of the specific Undertakings set forth above with the goal of ensuring the integrity and reliability of its Submission(s). In addition, UBS shall develop policies, procedures and controls to ensure the following:

The supervision of the Submission process;

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That any violations of the Undertakings or any questionable, unusual or unlawful activity concerning UBS’s Submissions are reported to and investigated by UBS’s compliance or legal personnel and reported, as necessary, to authorities and the Benchmark Publishers;

The periodic but routine review of electronic communications and audio recordings of or relating to the Submission Process;

The periodic physical presence of compliance personnel on the trading floors of the Submitter(s) and/or traders who primarily deal in derivatives products that reference a Benchmark Interest Rate to observe and ensure compliance with these Policies, Procedures and Controls, which shall be conducted not less than monthly;

The handling of complaints concerning the accuracy or integrity of UBS’s Submission(s) including:

a. Memorializing all such complaints;

b. Review and follow-up by the chief compliance officer(s) or his designee of such complaints; and

The reporting of material complaints to the Chief Executive Officer and Board of Directors, relevant self-regulatory organizations, the relevant Benchmark Publisher, the Commission, and/or other appropriate regulators.

viii. TRAINING: UBS shall develop training programs for all employees who are involved in its Submission(s), including, without limitation, Submitters and Supervisors, and all traders who primarily deal in derivatives products that reference a Benchmark Interest Rate. Submitters and Supervisors shall be provided with preliminary training regarding the policies, procedures and controls developed pursuant to Section 2(vii) of these Undertakings. By no later than September 20, 2013, all Submitters, Supervisors and traders who primarily deal in derivatives products that reference a Benchmark Interest Rate shall be fully trained in the application of these Undertakings to them, as set forth herein. Thereafter, such training will be provided promptly to employees newly assigned to any of the above listed responsibilities, and again to all Submitters, Supervisors and traders who primarily deal in derivatives products that reference a Benchmark Interest Rate as part of UBS’s regular training programs. The training shall be based upon the individual’s position and responsibilities, and as appropriate, address the following topics:

The Undertakings set forth herein;

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The process of making Submission(s);

The impropriety of attempting to influence the determination of UBS’s Submission(s);

The requirement to conduct all business related to UBS’s Submission(s) on UBS’s recorded telephone and electronic communications systems, and not on personal telephones or other electronic devices, as set forth in Section 2(v) of these Undertakings;

The requirement to conduct certain business related to derivatives products that reference a Benchmark Interest Rate on UBS’s recorded telephone and electronic communications systems, and not on personal devices or systems, as set forth in Section 2(v) of these Undertakings;

The policies and procedures developed and instituted pursuant to these Undertakings; and

The employment and other potential consequences if employees act unlawfully or improperly in connection with UBS’s Submission(s) or process for determining Submission(s).

ix. REPORTS TO THE COMMISSION:

Compliance with Undertakings: Every four (4) months, starting 120 days from the entry of this Order, UBS shall make interim reports to the Commission, through the Division, explaining its progress towards compliance with the Undertakings set forth herein. Within 365 days of the entry of this Order, UBS shall submit a report to the Commission, through the Division, explaining how it has complied with the Undertakings set forth herein. The report shall attach copies of and describe the internal controls, policies and procedures that have been designed and implemented to satisfy the Undertakings. The report shall contain a certification from a representative of UBS’s Executive Management, after consultation with UBS’s chief compliance officer(s), that UBS has complied with the Undertakings set forth above, and that it has established policies, procedures and controls to satisfy the Undertakings set forth in the Order;

Submitter(s), Supervisor(s), and Heads of Appropriate Trading Desks: Within fourteen (14) days of the entry of this Order, or as soon as practicable thereafter, UBS shall provide, meet with and explain these Undertakings to all Submitters, Supervisors and the head of each trading desk that primarily deals in derivatives that

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reference a Benchmark Interest Rate. Within that same time frame, UBS shall provide to the Commission, through the Division, written or electronic affirmations signed by each Submitter, Supervisor, and head of each trading desk that primarily deals in derivatives that reference a Benchmark Interest Rate, stating that he or she has received and read the Order and Undertakings herein, and that he or she understands these Undertakings to be effective immediately; and

Disciplinary and Other Actions: UBS shall promptly report to the Commission, through the Division, all improper conduct related to any Submission(s) or the attempted manipulation or manipulation of a Benchmark Interest Rate, as well as any disciplinary action, or other law enforcement or regulatory action related thereto, unless de minimis or otherwise prohibited by applicable laws or regulations.

3. DEVELOPMENT OF RIGOROUS STANDARDS FOR BENCHMARK INTEREST RATES

To the extent UBS is or remains a contributor to any Benchmark Interest Rate, UBS agrees to make its best efforts to participate in efforts by current and future Benchmark Publishers, other price reporting entities and/or regulators to ensure the reliability of Benchmark Interest Rates, and through its participation to encourage the following:

i. METHODOLOGY: Creating rigorous methodologies for the contributing panel members to formulate their Submissions. The aim of such methodologies should be to result in a Benchmark Interest Rate that accurately reflects the rates at which transactions are occurring in the market being measured by that Benchmark Interest Rate;

ii. VERIFICATION: Enforcing the use of those methodologies through an effective regime of documentation, monitoring, supervision and auditing, required by and performed by the Benchmark Publishers, and by the contributing panel members internally;

iii. INVESTIGATION: Facilitating the reporting of complaints and concerns regarding the accuracy or integrity of Submissions to Benchmark Interest Rates or the published Benchmark Interest Rate, and investigating those complaints and concerns thoroughly;

iv. DISCIPLINE: Taking appropriate action if, following a thorough confidential investigation, the Benchmark Publisher determines that a complaint or concern regarding the accuracy or integrity of a Submission or the published Benchmark Interest Rate has been substantiated;

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v. TRANSPARENCY: Making regular reports to the public and the markets of facts relevant to the integrity and reliability of each Benchmark Interest Rate. Such reports should include, but not be limited to, the following:

At the time each Benchmark Interest Rate is published, the Benchmark Publisher should display prominently whether each rate is based entirely on transactions in the market the rate is supposed to reflect, or whether it instead is based, in whole or in part, on other data or information;

The Benchmark Publisher also should make periodic reports regarding the number and nature of complaints and concerns received regarding the accuracy or integrity of Submissions or the published Benchmark Interest Rate while maintaining the anonymity of all those who have reported or are the subject of complaints and concerns;

The Benchmark Publisher should additionally make periodic reports regarding the results of all investigations into such complaints and concerns while maintaining the anonymity of all those involved in investigations that have not yet been completed; and

vi. FORMULATION: Periodically examining whether each Benchmark Interest Rate accurately reflects the rate at which transactions are occurring in the market being measured (using the statistical method prescribed by that Benchmark Interest Rate), and evaluating whether the definition and instructions should be revised, or the composition of the panel changed;

Such examinations should include a rigorous mathematical comparison of transactions in the relevant market with the published Benchmark Interest Rate on the same day over a specified period, and a determination of whether any differences are statistically or commercially significant.

UBS shall report periodically, on at least a quarterly basis, to the Commission, through the Division, either orally or in writing, on its participation in such efforts, to the extent that such reporting is not otherwise prohibited by law or regulations, by the rules issued by Benchmark Publishers, or by nondisclosure agreements by and between UBS and Benchmark Publishers.

4. COOPERATION WITH THE COMMISSION

i. Respondents shall cooperate fully and expeditiously with the Commission, including the Division, and any other governmental agency in this action, and in any investigation, civil litigation, or administrative matter related to the subject matter of this action or any current or future Commission

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investigation related thereto. As part of such cooperation, Respondents agree to the following for a period of five (5) years from the date of the entry of this Order, or until all related investigations and litigation are concluded, including through the appellate review process, whichever period is longer:

Preserve all records relating to the subject matter of this proceeding, including, but not limited to, audio files, electronic mail, other documented communications, and trading records;

Comply fully, promptly, completely, and truthfully with all inquiries and requests for information or documents;

Provide authentication of documents and other evidentiary material;

Provide copies of documents within UBS’s possession, custody or control;

Subject to applicable laws and regulations, UBS will make its best efforts to produce any current (as of the time of the request) officer, director, employee, or agent of UBS, regardless of the individual’s location, and at such location that minimizes Commission travel expenditures, to provide assistance at any trial, proceeding, or Commission investigation related to the subject matter of this proceeding, including, but not limited to, requests for testimony, depositions, and/or interviews, and to encourage them to testify completely and truthfully in any such proceeding, trial, or investigation; and

Subject to applicable laws and regulations, UBS will make its best efforts to assist in locating and contacting any prior (as of the time of the request) officer, director, employee or agent of UBS;

ii. UBS also agrees that it will not undertake any act that would limit its ability to cooperate fully with the Commission. UBS will designate an agent located in the United States of America to receive all requests for information pursuant to these Undertakings, and shall provide notice regarding the identity of such agent to the Division upon entry of this Order. Should UBS seek to change the designated agent to receive such requests, notice of such intention shall be given to the Division fourteen (14) days before it occurs. Any person designated to receive such request shall be located in the United States of America; and

iii. UBS and the Commission agree that nothing in these Undertakings shall be construed so as to compel UBS to continue to contribute Submission(s)

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related to any Benchmark Interest Rate. Without prior consultation with the Commission, UBS remains free to withdraw from the panel of contributors to any Benchmark Interest Rate.

5. PROHIBITED OR CONFLICTING UNDERTAKINGS

Should the Undertakings herein be prohibited by, or be contrary to the provisions of any obligations imposed on UBS by any presently existing, or hereinafter enacted or promulgated laws, regulations, regulatory mandates, or the rules or definitions issued by a Benchmark Publisher, then UBS shall promptly transmit notice to the Commission (through the Division) of such prohibition or conflict, and shall meet and confer in good faith with the Commission (through the Division) to reach an agreement regarding possible modifications to the Undertakings herein sufficient to resolve such inconsistent obligations. In the interim, UBS will abide by the obligations imposed by the law, regulations, regulatory mandates and Benchmark Publishers’ rules and definitions. Nothing in these Undertakings shall limit, restrict or narrow any obligations pursuant to the Act or the Commission’s Regulations promulgated thereunder, including, but not limited to, Regulations 1.31 and 1.35, 17 C.F.R. §§ 1.31 and 1.35 (2012), in effect now or in the future.

6. PUBLIC STATEMENTS

Respondents agree that neither they nor any of their successors and assigns, agents or employees under their authority or control shall take any action or make any public statement denying, directly or indirectly, any findings or conclusions in this Order or creating, or tending to create, the impression that this Order is without a factual basis; provided, however, that nothing in this provision shall affect Respondents’ (i) testimonial obligations, or (ii) right to take positions in other proceedings to which the Commission is not a party. Respondents and their successors and assigns shall undertake all steps necessary to ensure that all of their agents and/or employees under their authority or control understand and comply with this agreement.

D. Partial Satisfaction: Respondents understand and agree that any acceptance by the Commission of partial payment of Respondents’ CMP Obligation shall not be deemed a waiver of their obligation to make further payments pursuant to this Order, or a waiver of the Commission’s right to seek to compel payment of any remaining balance.

The provisions of this Order shall be effective as of this date.

By the Commission.

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Financial Services Agency

(Provisional Translation)

December 16, 2011

Financial Services Agency

Administrative Actions against UBS Securities Japan Ltd and UBS AG, Japan Branches

I. UBS Securities Japan Ltd

The Securities and Exchange Surveillance Commission (SESC) conducted an inspection on UBS Securities Japan Ltd (hereinafter referred to as the “Company”), and found a violation of the Financial Instruments and Exchange Act (hereinafter referred to as the “FIEA”). On December 9, 2011, the SESC recommended to take administrative action against the Company.

On the basis of the violation, the FSA today issued the following administrative action against the Company based on Article 51 and Article 52 (1) of the FIEA.

1. Descriptions of the Recommendation

- Inappropriate actions related to Euroyen TIBOR (hereinafter referred to as “TIBOR”)

A yen rates trader at the Rates Department of the Fixed Income, Currencies and Commodities Division in the Company (at that time; hereinafter referred to as “Trader A”) had continuously conducted such approaches as requesting a person in charge of submitting the TIBOR rates of UBS AG, Tokyo Branch (hereinafter referred to as “Submitting Personnel”) to change its rates since around March 2007 at the latest, and also had continuously conducted such approaches as requesting persons in charge of submitting the TIBOR rates of other banks (hereinafter, including Submitting Personnel, referred to as “Submitting Personnel, etc.”) since around February 2007 at the latest, for the purpose of fluctuating TIBOR so as to give advantages to the Derivative Transactions related to yen rates that Trader A was conducting.

The actions conducted by Trader A are acknowledged to be seriously unjust and malicious, and could undermine the fairness of the markets, considering that three-month TIBOR is the underlying asset of Three-month Euroyen Futures listed on Tokyo Financial Exchange Inc., Trader A conducted transactions of Three-month Euroyen Futures on Tokyo Financial Exchange Inc., and TIBOR is a significantly important financial index as a basic interest rate when banks raise or lend money. Therefore, the aforementioned actions conducted by Trader A are acknowledged to have a serious problem from the viewpoints of the public interest and protection of investors.

Furthermore, Trader A had also continuously conducted inappropriate approaches, such as requesting to change the Yen-LIBOR rates that UBS group submitted, since around June 2007 at the latest.

The Company’s internal control system is also acknowledged to have a serious problem, since the approaches have been overlooked for long periods and no appropriate measures have been taken.

As mentioned above, i) Trader A is acknowledged to have conducted approaches against Submitting Personnel, etc. for Market Derivatives Transactions, which he was conducting under the Company’s proprietary trading legally defined as Financial Instruments Business, ii) the actions are acknowledged to be unjust and malicious, from the viewpoints of the public interest and protection of investors, and could undermine the fairness of the markets, iii) Trader A conducted approaches regarding not only TIBOR but also Yen-LIBOR, and iv) the Company’s internal control system is acknowledged to have a serious problem. Therefore, the Company’s actions are acknowledged to fall under Article 52, paragraph 1 (ix) of the Financial Instruments and Exchange Act, which stipulates “when a wrongful act or extremely unjust act has been conducted with regard to Financial Instruments Business, and when the circumstances are especially serious.”

2. Description of Administrative Actions

(1) Business Suspension Order

Suspend the Company’s derivative transactions related to TIBOR and LIBOR from January 10 to January 16, 2012 (excluding transactions necessary for the termination of existing contracts, etc)

(2) Business Improvement Order

(a) Clarify the responsibility of the management and staff regarding the violation.

(b) Secure strict compliance by all the management and staff members.

(c) Take preventive measures against recurrence of the above-mentioned violations, including measures to improve the control environment for governance and business operation.

(d) Submit a written report to the FSA on the implementation of (i) the above measures ((a) - (c)) by January 16, 2012, and (ii) (b) and (c) by March 30, 2012, every three months thereafter, and at any times as needed in consideration of the implementation status.

II. UBS AG, Japan Branches

Based on the results of the inspection of UBS AG, Japan Branches (hereinafter referred to as the “Bank”) and the report it submitted, the Financial Services Agency (FSA) today took the following administrative actions against the Bank in order to ensure sound and appropriate business operations.

1. Reasons for the Administrative Actions

According to the on-site inspection (notification made on November 22, 2011) and a report submitted by the Bank pursuant to the provisions of Article 24(1) and Article 48 of the Banking Act, an employee of the Bank’s Tokyo branch has continuously received approaches from an employee of UBS Securities Japan Ltd, including requests regarding the TIBOR rate submission.

However, this was not reported to the Bank’s management team as an inappropriate practice, indicating that there are problems related to the internal control system.

2. Description of Administrative Actions

Orders based on Article 47(2) and (4) and Article 26(1) of the Banking Act.

(1) Take the following measures to ensure sound and appropriate business operations.

(i) Ensure thorough compliance with laws and regulations by executives and employees.

(ii) Strengthen the internal control system.

(iii) Formulate measures to prevent the recurrence of problems.

(2) Submit a business improvement plan concerning (1) above and the matters described in the order for the submission of a report by January 31, 2012, and immediately implement the plan.

(3) Following the implementation of (2) above, sum up the progress and implementation of the business improvement plan and the status of improvements through January 30, 2012, and report on the findings by the 15th day of the following month (1st report), and subsequently submit similar reports every three months by the 15th day of the respective following months, until the business improvement plan is completed.

Contact

Financial Services Agency

Tel +81-(0)3-3506-6000 (main)

Securities Business Division, Supervisory Bureau (ext. 3370, 3356)

Banks Division I, Supervisory Bureau (ext. 3751, 3398)

EXHIBIT 3

Factual Basis for Plea

1. The following Statement of Facts is incorporated by reference as part of the Plea Agreement (the “Agreement”) between the United States Department of Justice, Criminal Division, Fraud Section (the “Fraud Section”) and UBS SECURITIES JAPAN CO., LTD. (“UBS Securities Japan” or “UBSSJ”), and the parties hereby agree and stipulate that the following information is true and accurate. UBS Securities Japan, admits, accepts, and acknowledges that it is responsible for the acts of its predecessor company’s officers, employees, and agents as set forth below. Had this matter proceeded to trial, the Fraud Section would have proven beyond a reasonable doubt, by admissible evidence, the facts set forth below and alleged in the criminal Information. This evidence would establish the following, within the time period specified in the Information:

1. The predecessor of UBSSJ, which is also referred to herein as UBSSJ, was a wholly owned subsidiary of UBS AG.

UBSSJ was based in Tokyo, Japan, and it engaged in investment banking and wealth management activities.

2. UBSSJ employed derivatives traders who entered into trades, on behalf of UBSSJ, with counterparties. The profitability of those trades was tied to movements in benchmark interest rates – including, specifically, (a) the London

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Interbank Offered Rate (“LIBOR”) calculated for the Yen and (b) the Euroyen Tokyo Interbank Offered Rate (“TIBOR”). These Yen benchmarks are discussed at greater length in Exhibit 4, which is attached to the Agreement.

3. Derivatives traders who worked at UBSSJ (the “derivatives traders”) engaged in a scheme to defraud UBS’s counterparties by secretly manipulating Yen LIBOR and TIBOR.

4. They carried out this scheme by making efforts to manipulate: (a) the Yen LIBOR and TIBOR submissions that UBS transmitted to Thomson Reuters, which calculated and published LIBOR rates on behalf of the British Bankers Association and TIBOR rates on behalf of the Japanese Bankers Association; and (b) the Yen LIBOR submissions that other banks transmitted to Thomson Reuters.

5. Through those efforts, the Yen derivatives traders sought to influence, and on some occasions did influence, the published Yen LIBOR and TIBOR rates by providing false and misleading submissions to Thomson Reuters, which were then incorporated into the calculation of the final published rates. The derivatives traders engaged in this conduct in order to benefit their trading positions by maximizing their profits and minimizing their losses. As these derivatives traders understood, they could only achieve those goals at the expense of

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their counterparties, whose trading positions would be affected to the same extent but in the opposite direction. The derivatives traders did not inform their counterparties that the traders were engaging in efforts to manipulate the Yen benchmarks to which the profitability of their trades was tied.

6. In light of the large notional values that form the basis for many derivatives trades, even small movements in the relevant benchmark rates can have a substantial impact on the profitability of trading positions.

7. To the extent that derivatives traders were able to manipulate a bank’s Yen LIBOR or TIBOR submissions, those submissions were false and misleading because they did not reflect the bank’s actual and honest assessment of what its submission should have been based on the applicable definitions of the benchmark rates.

8. The derivatives traders also entered into trades with counterparties after they had initiated, and while they planned to continue, their efforts to manipulate Yen LIBOR and TIBOR.

9. From the perspective of a counterparty, information that a derivatives trader on the opposite side of a trade was engaging in efforts to manipulate the benchmark rate to which the trade was tied was material. False and misleading Yen

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LIBOR or TIBOR submissions that could affect the relevant published benchmark rate were also material from a counterparty’s perspective.

10. UBSSJ employees who participated in the conduct described above devised and carried out a deceptive scheme to defraud their counterparties, and to obtain money and property from their counterparties by means of materially false and fraudulent pretenses and representations, knowing that they were false and fraudulent when made and acting with fraudulent intent.

11. In furtherance of that scheme, on or about February 25, 2009, a derivatives trader employed by UBSSJ (referred to herein and in Exhibit 4 as “Trader-1”) engaged in an electronic chat with an employee of an interdealer brokerage firm (referred to herein and in Exhibit 4 as “Broker-B”). During the chat, Trader-1 asked Broker-B to help influence Yen LIBOR submitters at other banks to contribute submissions that would benefit Trader-1’s trading positions. In response, Broker-B indicated that he would do so. The chat was transmitted through, among other locations and facilities, a UBS server located in Stamford, Connecticut. Following the chat, Broker-B spoke by telephone with a Yen LIBOR submitter at a bank other than UBS (referred to herein and in Exhibit 4 as Submitter-F and Bank-F, respectively). During that call, Broker-B asked Submitter-F to

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alter the submitter’s contribution for Yen LIBOR for a particular maturity (or “tenor”) in a manner that was consistent with Trader-1’s request to Broker-B. Submitter-F acceded to Broker-B’s request by changing the Yen LIBOR contribution from Bank-F in that tenor. Bank-F’s LIBOR submissions were then transmitted to Thomson Reuters, which calculated and published the daily LIBOR rates and transmitted those rates electronically to locations around the world. As a result of the change in Bank-F’s submission that occurred because of these events, a published Yen LIBOR rate was affected.

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EXHIBIT 4

STATEMENT OF FACTS

1. The following Statement of Facts is incorporated by reference as part of the Plea Agreement between the United States Department of Justice, Criminal Division, Fraud Section (“Fraud Section”) and UBS SECURITIES JAPAN CO., LTD. (“UBS Securities Japan” or “UBSSJ”), and the parties hereby agree and stipulate that the following information is true and accurate. UBS Securities Japan, admits, accepts, and acknowledges that it is responsible for the acts of its predecessor company’s officers, employees, and agents as set forth below. Had this matter proceeded to a sentencing hearing, the Department would have proven, by the applicable standard of proof and by admissible evidence, the facts alleged below and set forth in the criminal Information. This evidence would establish the following:

I.

BACKGROUND

A. LIBOR and Euroyen TIBOR

2. Since its inception in approximately 1986, the London Interbank Offered Rate (“LIBOR”) has been a benchmark interest rate used in financial markets around the world. Futures, options, swaps, and other derivative financial instruments traded in the over-the-counter market and on exchanges worldwide are settled based on LIBOR. The Bank of International Settlements has estimated that in the second half of 2009, for example, the notional amount of over-the-counter interest rate derivative contracts was valued at approximately $450 trillion. In addition, mortgages, credit cards, student loans, and other consumer lending products often use LIBOR as a reference rate.

3. LIBOR is published under the auspices of the British Bankers’ Association (“BBA”), a trade association with over 200 member banks that addresses issues involving the United Kingdom banking and financial services industries. The BBA defines LIBOR as:

The rate at which an individual Contributor Panel bank could borrow funds, were it to do so by asking for and then accepting inter-bank offers in reasonable market size, just prior to 11:00 [a.m.] London time.

This definition has been in place since approximately 1998.

4. LIBOR rates were initially calculated for three currencies: the United States Dollar, the British Pound Sterling, and the Japanese Yen. Over time, the use of LIBOR expanded, and benchmark rates were calculated for ten currencies, including the original three.

5. The LIBOR for a given currency is the result of a calculation based upon submissions from a panel of banks for that currency (the “Contributor Panel”) selected by the BBA.

Each member of the Contributor Panel submits its rates every London business day through electronic means to Thomson Reuters, as an agent for the BBA, by 11:10 a.m. London time. Once each Contributor Panel bank has submitted its rate, the contributed rates are ranked. The highest and lowest quartiles are excluded from the calculation, and the middle two quartiles (i.e., 50% of the submissions) are averaged to formulate the resulting LIBOR “fix” or “setting” for that particular currency and maturity.

6. The LIBOR contribution of each Contributor Panel bank is submitted to between two and five decimal places, and the LIBOR fix is rounded, if necessary, to five decimal places. In the context of measuring interest rates, one “basis point”

(or “bp”) is one-hundredth of one percent (0.01%).

7. Thomson Reuters calculates and publishes the rates each business day by approximately 11:30 a.m. London time. Fifteen maturities (or “tenors”) are quoted for each currency, ranging from overnight to twelve months. The published rates are made available worldwide by Thomson Reuters and other data vendors through electronic means and through a variety of information sources. In addition to the LIBOR fix resulting from the calculation, Thomson Reuters publishes each Contributor Panel bank’s submitted rates along with the names of the banks.

8. According to the BBA, each Contributor Panel bank must submit its rate without reference to rates contributed by other Contributor Panel banks. The basis for a Contributor Panel bank’s submission, according to a clarification the BBA issued in June 2008, must be the rate at which members of the bank’s staff primarily responsible for management of the bank’s cash, rather than the bank’s derivative trading book, consider that the bank can borrow unsecured inter-bank funds in the London money market. Further, according to the BBA, a Contributor Panel bank may not contribute a rate based on the pricing of any derivative financial instrument. In other words, a Contributor Panel bank’s LIBOR submissions should not be influenced by its motive to maximize profit or minimize losses in derivatives transactions tied to LIBOR.

9. The Contributor Panel for Japanese Yen (“Yen”) LIBOR from at least 2005 through 2010 was comprised of 16 banks, including UBS AG.

10. From at least 2005 until 2012, UBS AG was also a member of the Contributor Panel for the Euroyen Tokyo Interbank Offered Rate (“TIBOR”). TIBOR is a reference rate overseen by the Japanese Bankers Association (“JBA”), which is based in Tokyo, Japan. While UBS was a member of the panel, the Euroyen TIBOR Contributor Panel was comprised of 16 banks. The term “Euroyen” refers to Yen deposits maintained in accounts outside of Japan. Euroyen TIBOR is what Contributor Panel banks deem to be prevailing lending market rates between prime banks in the

Japan Offshore Market as of 11:00 a.m. Tokyo time. Euroyen TIBOR is calculated by discarding the two highest and two lowest submissions, and averaging the remaining rates. The published rates, and each Contributor Panel bank’s submitted rates, are made available worldwide through electronic means and through a variety of information sources.

11. Because of the widespread use of LIBOR and other benchmark interest rates in financial markets, these rates play a fundamentally important role in financial systems around the world.

B. Interest Rate Swaps and Euroyen Futures Contracts

12. An interest rate swap (“swap”) is a financial derivative instrument in which two parties agree to exchange interest rate cash flows. If, for example, a party has a transaction in which it pays a fixed rate of interest but wishes to pay a floating rate of interest tied to a reference rate, it can enter into an interest rate swap to exchange its fixed rate obligation for a floating rate one. Commonly, for example, Party A pays a fixed rate to Party B, while Party B pays a floating interest rate to Party A indexed to a reference rate like LIBOR. There is no exchange of principal amounts, which are commonly referred to as the “notional” amounts of the swap transactions. Interest rate swaps are traded over-the-counter;

in other words, they are negotiated in transactions between counterparties and are not traded on exchanges.

13. Euroyen futures contracts are traded on the Chicago Mercantile Exchange (“CME”) and other exchanges around the world, and are settled based on Euroyen TIBOR. A Euroyen futures contract is essentially the interest that would be paid on a Euroyen deposit of ¥100,000,000 for a term of three months. The actual settlement price of a 3-month contract is calculated as 100 minus the 3-month Euroyen TIBOR on the settlement date. Most Euroyen futures contracts settle on four quarterly International Monetary Market (“IMM”) dates, which are the third Wednesday of March, June, September, and December. The last trading days are the second London bank business day prior to the third Wednesday (i.e., usually Monday) in those months. From 2007 through 2011, according to the CME, more than 758,000 Euroyen TIBOR futures contracts were traded on the CME.

14. The market for derivatives and other financial products linked to benchmark interest rates for the Yen is global and is one of the largest and most active markets for such products in the world. A number of these products are traded in the United States - such as the Euroyen TIBOR futures contract traded on the CME - in transactions involving U.S.-based counterparties. For example, a meaningful portion of the total value of the transactions entered into by UBSSJ’s most successful Yen derivatives trader from 2007 through 2009 (“Trader-1”) involved U.S.-based counterparties.

C. UBS AG and UBS Securities Japan Co., Ltd.

15. UBS AG is a financial services corporation with headquarters located in Zurich, Switzerland. UBS AG has banking divisions and subsidiaries around the world, including in the United States, with its United States headquarters located in New York, New York and Stamford, Connecticut. One of its divisions is the Investment Bank, which operates through a number of legal entities including defendant UBS Securities Japan Co., Ltd. - which is a wholly-owned subsidiary of UBS AG that engages in investment banking and wealth management. UBS AG employs derivatives traders throughout the world - including in Stamford, London, Zurich, and Tokyo - who trade financial instruments tied to LIBOR and Euroyen TIBOR, including interest rate swaps and Euroyen futures contracts (“derivatives traders”).

D. UBS’s LIBOR and Euroyen TIBOR Submissions

16. At various times from at least 2006 through June 2010, certain UBSSJ derivatives traders - whose compensation from UBSSJ was directly connected to their success in trading financial products tied to LIBOR and Euroyen TIBOR - directly or indirectly exercised improper influence over UBS’s submissions for those benchmark interest rates.

II.

UBSSJ’S MANIPULATION OF LIBOR AND EUROYEN TIBOR SUBMISSIONS

17. From as early as 2006 through at least June 2010, certain UBSSJ derivatives traders requested and obtained benchmark interest-rate submissions which benefited their trading positions. This conduct occurred frequently beginning in 2006, in Zurich, Tokyo, and elsewhere, when several UBSSJ employees engaged in sustained, wide-ranging, and systematic efforts to manipulate Yen LIBOR and, to a lesser extent, Euroyen TIBOR, to benefit UBSSJ’s trading positions. This conduct encompassed hundreds of instances in which UBS and UBSSJ employees sought to influence benchmark rates; during some periods, UBS and UBSSJ employees engaged in this activity on nearly a daily basis. In furtherance of these efforts to manipulate Yen benchmarks, UBS and UBSSJ employees used several principal and interrelated methods, including the following:

a) internal manipulation of UBS’s Yen LIBOR and Euroyen TIBOR submissions;

b) use of cash brokers to influence other Contributor Panel banks’ Yen LIBOR submissions by disseminating misinformation; and

c) efforts to collude directly with employees at other Contributor Panel banks, either directly or through brokers, in order to influence those banks’ Yen LIBOR submissions.

Details and examples of this conduct are set forth below.

A. Manipulation of UBS’s Yen LIBOR and TIBOR Submissions

1) Yen LIBOR

18. The manipulation of Yen LIBOR submissions to benefit UBSSJ derivatives traders’ positions began to occur frequently after July 2006, when UBSSJ hired Trader-1, a Tokyo-based Yen derivatives trader. Beginning in September 2006, and continuing until soon before he left UBSSJ in September 2009, Trader-1, and occasionally other of UBSSJ’s Yen derivatives traders, regularly requested that UBS’s Yen LIBOR submitters contribute LIBOR submissions to benefit their trading books. Trader-1 and his/her colleagues engaged in this conduct on the majority of total trading days during this more-than-three-year period.

19. These derivatives traders requested, and sometimes directed, that certain UBS LIBOR and Euroyen TIBOR submitters submit benchmark interest rate contributions that would benefit the traders’ trading positions, rather than rates that complied with the definitions of LIBOR and Euroyen TIBOR. Those derivatives traders either requested or directed a particular LIBOR and Euroyen TIBOR contribution for a particular tenor and currency, or requested that the rate submitter contribute a rate higher, lower, or unchanged for a particular tenor and currency. The derivatives traders made these requests in electronic messages, telephone conversations, and in-person conversations.

The LIBOR and Euroyen TIBOR submitters regularly agreed to accommodate the derivatives traders’ requests and directions for favorable benchmark interest rate submissions.

20. For example, on Monday, November 20, 2006, Trader-1 asked the UBS Yen LIBOR submitter (“Submitter-3”), who was substituting for the regular submitter (“Submitter-1”) that day, “hi … [Submitter-1] and I generally coordinate ie sometimes trade if ity [sic] suits, otherwise skew the libors a bit.” Trader-1 went on to request, “really need high 6m [6-month] fixes till Thursday.” Submitter-3 responded, “yep we on the case there … will def[initely] be on the high side.” The day before this request, UBS’s 6-month Yen LIBOR submission had been tied with the lowest submissions included in the calculation of the LIBOR fix. Immediately after this request for high submissions, however, UBS’s 6-month Yen LIBOR submissions rose to the highest submission of any bank in the Contributor Panel and remained tied for the highest until Thursday - as Trader-1 had requested.

21. In early 2007, a new UBS Yen LIBOR submitter (“Submitter-2”) received training from Submitter-1, who was a UBS manager1 and Yen derivatives trader. During that training, Submitter-2 was instructed that the primary factor in

1 The terms “senior manager” or “manager,” as used herein, do not include members of the board of directors, executive board, or executive management.

determining UBS’s Yen LIBOR submissions each day was the UBSSJ Yen derivatives traders’ requests, which were to be accommodated. Submitter-2 followed that directive, and accommodated Trader-1 and other UBSSJ Yen derivatives traders’ requests for LIBOR submissions through July 2009, when Submitter-2’s responsibilities at UBS changed.

22. From at least August 2007 and at various times through at least September 2009, the manager of one of the Yen derivatives trading desks in Tokyo exerted pressure on Yen LIBOR submitters to take derivatives traders’ positions into account when setting Yen LIBOR. Yen derivatives traders routinely requested that the submitters contribute Yen LIBOR submissions to benefit their trading books, and the submitters, in accordance with the instructions from their superiors at UBS, accommodated derivatives traders’ requests.

23. An example of such an accommodation occurred on March 29, 2007, when Trader-1 asked Submitter-1, “can we go low

3[month] and 6[month] pls? … 3[month] esp.” Submitter-1 responded “ok”, and then the two had the following exchange by electronic chat:

Trader-1: what are we going to set?

Submitter-1: too early to say yet … prob[ably] .69 would be our unbiased contribution

Trader-1: ok wd really help if we cld keep 3m low pls

Submitter-1: as i said before - i [don’t] mind helping on your fixings, but i’m not setting libor 7bp away from the truth… i’ll get ubs banned if i do that, no interest in that.

Trader-1: ok obviousl;y [sic] no int[erest] in that happening either … not asking for it to be 7bp from reality anyway any help appreciated[.]

Trader-1 received the help he requested. Although Submitter-1’s “unbiased contribution” of the 3-monthYen LIBOR submission would have been .69 that day, he lowered his/her submission to .67, as Trader-1 requested.

24. As another example, a series of electronic chats between March 12 and 17, 2008, demonstrates that Trader-1 caused UBS’s Yen LIBOR submission to move 3 basis points over a 5 day period. On Wednesday, March 12, 2008, Trader-1 asked Submitter-2 to raise the 3-month Yen LIBOR submission from the previous day’s .99 contribution, because “we have [$2 million] usd fix in 3[month] on Monday [March 17] per bp.”2 Submitter-2 responded: “with yesterdays .99 i was already on the very high side. i need to go down a touch lower on the back to what happened yesterday… thought about ..97.” Trader-1 responded: “cool no

2Although, as stated above, the term “fix” is often used to refer to the calculated and published benchmark rate, in the context of this chat, the trader’s “fix” refers to the settlement or “fixing” of derivatives trading positions. The reference to “usd” is to the monetary value of such settled positions, designated in U.S. Dollars.

chance of .98? anyway the actual fix is Monady [sic] [March 17] so that’s the key day.”3 Although Submitter-2 had intended to drop his/her LIBOR contribution down to .97 on March 12, he instead raised his/her LIBOR submission to .98. The following day, he raised it again to .99, and on Monday, March 17, the following exchange occurred:

Trader-1: been chatting with [your supervisor] … can we go … high 3[month] … obviously with the size of the fix today and confusion over levels if we could push it a bit more than usual it would be great ****

Submitter-2: Friday fixed 3mt at 0.99

Trader-1: thx [Submitter-2]

Submitter-2: shall I go fro [sic] 1%?

Trader-1: pls

Submitter-2: ok will do

As promised, Submitter-2 contributed a Yen LIBOR submission of 1% that day, 3 basis points higher than where he had intended to submit a few days earlier.

25. In a March 28, 2008 electronic chat between Trader-1 and Submitter-2, Trader-1 was again successful in manipulating UBS’s LIBOR submission to benefit his trading positions:

Trader-1: just for my guide [Submitter-2] roughly wher are we going to set 3m and 6m?

3Monday, March 17, 2008 was a quarterly IMM date, on which trillions of dollars of swaps and futures contracts, in multiple currencies, were settled worldwide for a three-month period.

Submitter-2: 3m0.92 6m 0.96

Trader-1: can we go lower?

Submitter-2: sure … dont think it will be that low though … but can do 090

* * * *

Trader-1: so can we set 6m at .94 too? … 6m is much more urgent … most urgent of the lot

* * * *

Submitter-2: i just put in 0.95 for 6mt

Trader-1: ok … Thx

True to his/her agreement to accommodate Trader-1, Submittter-2 lowered UBS’s 3-month Yen LIBOR submission from .92 to .90, and lowered UBS’s 6-month submission from .96 to .95.

26. On some occasions, UBS Yen LIBOR submitters would also amend, if possible, previously submitted Yen LIBOR contributions to accommodate UBSSJ’s trading positions. For example, in an April 4, 2008 electronic chat between Trader-1 and Submitter-2, the following exchange occurred:

Trader-1: have you put the libors in?

Submitter-2: y[es] … any changes?

Trader-1: oh was going to ask high 6m if not too late

Submitter-2: i input 95 … which is on the lower side

Trader-1: ok is it too late to change? … if not no drama

Submitter-2 : i try to change it now but cannot gaurantee if it gets accepted

* * * *

Submitter-2 : just cahnged [sic] it to 0.98

The UBS 6-month Yen LIBOR submission that day was indeed .98, 3 basis points higher than Submitter-2’ s originally intended submission.

27. As another example, on June 29, 2009, Trader-1 contacted Submitter-2 by electronic chat, explaining that he had huge positions that day and asking, “can we [submit] 6 m libor high pls.” Submitter-2 stated that based on the information he had, he would submit a 6-month Yen LIBOR of .7150. Trader-1 responded by asking, “can we go 74 or 75 [meaning .74 or .75] … we have [$2 million per basis point exposure] for the next week.” Submitter-2 agreed to accommodate this request, responding, “yes sure will. I go with .75 for you[.]” Thus, the submitter agreed to move his/her 6-monthYen LIBOR submission by 3.5 basis points that day to benefit the derivatives trader’s position.

2) Euroyen TIBOR

28. From in or around 2007 through 2009, on some occasions, UBSSJ Yen derivatives traders also requested that the TIBOR submitters contribute TIBOR submissions to benefit their trading positions. The TIBOR submitters’ manager, Submitter-1, routinely provided suggested TIBOR submissions based on the derivatives traders’ positions, and the TIBOR submitters relied upon this input.

29. For example, in a November 8, 2007 electronic chat, Submitter-1, who was also a UBS Yen derivatives trader, instructed the TIBOR submitter: “pls remind me tomorrow … we need to move the 1mos tibor up … maybe +2 tomorrow … then 1 bp on each for a few days … swap guys having some fixings.” The TIBOR submitter responded “ok, noted”.

30. As another example, on July 23, 2009, Submitter-1 caused UBS’s Euroyen TIBOR submissions to decrease for a different improper purpose. On that day, Submitter-1 had the Euroyen TIBOR submitter drop UBS’s 3-month TIBOR submission by 4 basis points simply to damage Trader-1’s positions, and not because that is where he perceived Yen cash was trading.4 In an electronic chat with Trader-B at another Contributor Panel bank,5 Trader-1 explained how he would rectify the situation by manipulating TIBOR settings higher the following week:

[Submitter-1, who caused TIBOR to drop] hates me and is going to zurich … [his/her] last day is Friday … so [s/he] tried to screw my pos[ition] … next week we have control … so will try to get it

4 During this period, Trader-1 and Submitter-1 were rivals at UBS and had feelings of animosity towards one another.

5 Trader-1’s dealings with Trader-B are discussed further below.

back up … or rather will do it … monday goes back up

Later that same day, in a separate electronic chat with a cash broker who handled transactions for Trader-1 (“Broker-A1”), 6 Trader-1 described how he successfully reached out to the UBS TIBOR submitters to raise UBS’s 3-month submission back up:

Trader-1: main thing is 3m tibor … i went to meet the guys who set it today

Broker-A1: you can asist there

Trader-1: they just set where we ask

Broker-A1: ;-) perfect

3) The Role of UBS and UBSSJ Managers

31. Certain UBS and UBSSJ managers, and senior managers, were aware of the internal manipulation of Yen LIBOR and Euroyen TIBOR submissions by derivatives traders as described above. For example, Trader-1’s manager knew, at least as early as 2007, that internal pressure was placed on UBS Yen LIBOR submitters, and occasionally the Euroyen TIBOR submitters, to contribute submissions to benefit the Yen trading book. Further, certain Zurich-based managers and more senior managers heading the derivatives desks in all currencies were informed of the pressure the Yen trading desk placed on the LIBOR submitters to contribute Yen LIBOR to benefit the traders’ positions.

6 The role of cash brokers in the derivatives markets and money markets, along with Trader-1’s dealings with Broker-A1, are discussed further below.

32. Internal communications during 2007 and 2008 also reflect managers’ continuing awareness of this conduct. Beginning in the summer of 2007, managers at UBS issued and implemented directions intended to ensure that its LIBOR submissions did not attract negative attention in the media. Under these directions, LIBOR submitters - including but not limited to Yen LIBOR submitters - were to “err on the low side” and, later, to formulate submissions that would be in the “middle of the pack” of the Contributor Panel banks. These directions sometimes impeded the efforts to manipulate Yen LIBOR submissions to benefit derivatives traders’ positions. Managers were aware of this conflict. For example:

a) In December 2007, Trader-1 wished to have UBS Yen LIBOR submitters increase the bank’s contribution to benefit his positions. As a result, the manager of the Yen trading desk emailed London-based senior managers in the Investment Bank, and asked:

How much pressure can we exert on [the Yen LIBOR submitter] to raise our 3[month] yen fixing over the next week? … Currently, we are in the bottom quartile [of the submitting banks], a move into the middle [where we can influence the resulting fix] is worth 500K… There is some reluctance on their part to move it higher as they are concerned about the reputational risks of putting in a high fix.

b) The following year, in the fall of 2008, Trader-1 wished to have the UBS Yen LIBOR submitters manipulate Yen LIBOR contributions lower to benefit his derivatives trading positions. As a result, on October 8, 2008, Trader-1’s manager emailed the London-based senior manager heading derivatives trading globally, explaining the need to be accommodated:

We have a large tibor/libor position which loses if libors move higher. 4[million dollars per basis point].…Group treasury[7] has informed [LIBOR submitters] to put all fixings in the middle of the pack. This has resulted in UBS personally contributing to a 1/2 bp higher fixing today. Last year [in 2007] when we wanted Libors higher, we were told our fixing had to be low to show UBS’s comparative strength.

The next day, Trader-1’s manager again asked for relief from the “middle of the pack” directive by emailing a senior manager in London and stating: “[W]e really need some co-operation on the yen libors from those who input. The [UBS Yen LIBOR submitters] we are in contact with wont move them down as someone (think its [a Group Treasury senior manager in Stamford]) says we need to be in the middle of the pack.”

7 Group Treasury is the section of UBS AG’s that monitors and oversees the financial resources of the entire bank, including the bank’s liquidity and funding.

33. The majority of UBS Yen LIBOR and Euroyen TIBOR submitters, UBSSJ Yen derivatives traders, and their supervisors - as well as the more senior managers at UBS and UBSSJ who were aware of this conduct - knew that the manipulation of Yen LIBOR and TIBOR submissions was inappropriate, yet continued to encourage, allow, or participate in this conduct. For example, Trader-1’s manager, a senior manager in the Investment Bank, the primary Yen LIBOR and TIBOR submitters, and other derivatives traders knew it is inappropriate, and contrary to the definition of LIBOR or TIBOR, to consider derivative trading positions when contributing LIBOR or TIBOR submissions. Indeed, in an October 9, 2008 email, Submitter-1 complained to several other managers that: “one of the things we signed up for when UBS agreed to join the fixing panel was the condition that fixing contributions shall be made regardless of trading positions.”

34. Because UBS’s Yen LIBOR submitters, UBSSJ’s derivatives traders, and their managers knew this conduct was improper, they tried to conceal the manipulation. For example, after an August 10, 2009 Trader-1 email request to lower 6-month Yen LIBOR, a LIBOR submitter (“Submitter-4”) complained to Trader-1’s manager that these requests should not be in writing. Moreover, Trader-1 would sometimes request that LIBOR submissions be moved in small increments over time to avoid detection.

35. Finally, and for the same reason, a UBS derivatives desk manager sought to obstruct the investigation into LIBOR manipulation. In December 2010, Submitter-4, the UBS derivatives desk manager who had supervised Submitter-2 in 2009, instructed Submitter-2 to lie when interviewed by UBS attorneys during the investigation into LIBOR manipulation. Among other things, the UBS manager instructed Submitter-2 to:

falsely claim that the UBS Yen trading desks did not have any derivative positions with exposure to Yen LIBOR;

avoid mentioning Trader-1;

falsely indicate that the Yen LIBOR submission process did not take into account trading positions;

falsely claim that they never moved the Yen LIBOR submissions to benefit the Yen trading desks;

falsely claim that when contributing Yen LIBOR submissions, UBS tried to be “as close to the market as possible.”

B. Use of Brokers to Manipulate Yen LIBOR

36. From at least 2007 through January 2010, two UBSSJ Yen derivatives traders also used cash brokers to manipulate Yen LIBOR submissions by enlisting these brokers to disseminate misinformation to other Contributor Panel banks regarding Yen LIBOR.

37. Cash brokers track bids and offers of cash in the market and assist derivatives and money market traders in arranging transactions between financial institutions and other market participants. As a result of their positions as intermediaries, some of these brokers developed relationships with traders and LIBOR submitters at various Contributor Panel banks and often possessed knowledge of interbank money market activity. Accordingly, it is not unusual for LIBOR submitters to collect information from cash brokers regarding the availability and price of cash in the money markets and elsewhere. This information can influence the LIBOR submissions of Contributor Panel banks.

1) Use of Brokers to Disseminate Misinformation

38. Certain UBSSJ Yen derivatives traders sought and received assistance from cash brokers by asking them to disseminate false market information to Yen LIBOR submitters at other Contributor Panel banks. In this way, recipients of such misinformation could be influenced, often unwittingly, to contribute Yen LIBOR submissions that benefited UBSSJ Yen derivatives traders’ positions.

39. Trader-1 did a large volume of business in the Yen derivatives market, and he used brokers at several firms to help arrange his trades. Trader-1 also used some of those brokers, in different ways, as part of his scheme to manipulate Yen

LIBOR. Trader-1 engaged in this conduct beginning in 2007, after discussing the strategy with his manager.

40. Trader-1 carried out one significant part of this scheme through his dealings with Brokerage-A. Trader-1 used Brokerage-A to broker derivative trades, and Broker-A1 serviced Trader-1’s account. Another broker at that firm, Broker-A2, distributed a daily email to the Contributor Panel banks, which included “SUGGESTED LIBORS” purporting to represent where that broker thought Yen LIBOR should be set that day based on his/her market knowledge and experience. Trader-1 used Broker-A1 to pass along requests to Broker-A2 to adjust these suggested LIBORs to benefit Trader-1’s trading positions. Broker-A2, at least on some occasions, accommodated these requests. Trader-1’s manager, who was well-aware of this manipulative tactic, later estimated that during one six-month period in 2007, this scheme was used on a daily basis and had a 50% to 60% success rate.

41. As an example, in a Wednesday, August 15, 2007 electronic chat, Trader-1 and Broker-A1 discuss Trader-1’s desire to raise the published 6-month Yen LIBOR fix:

Trader-1: need to keep 6m up till tues then let it collapse

Broker-A1: doing a good job so far … as long as

the liquidity remains poor we have a better chance of bullying the fix[.]

42. The next day, Thursday, August 16, 2007, Trader-1 reiterated his need for a high 6-month Yen LIBOR fix:

Trader-1: really really really need high 6m

Broker-A1: yep think i realise that

****

Broker-A1: yes mate, will make myself useful

That day, consistent with Trader-1’s request, Broker-A2 again raised his/her suggested LIBOR, this time by an additional 6.5 basis points, where it remained for several days.

43. Moreover, in a May 29, 2008 electronic chat, Trader-1 instructed Broker-A1 to “bring 3[-month LIBOR] down.” Broker-A1, acting as an intermediary for Broker A2, responded “[Broker-A2] had knocked 3m down small (already v low and says if it goes any further he will lose credibility).”

44. Further, in a May 12, 2009 electronic chat, Broker-A1 notified Trader-1 that “[Broker-A2] has moved 6m libor up another l/2bp and [unchanged] for 3m and 1m down small.”

Indeed, Broker-A2 modified his/her suggested LIBORs in precisely this fashion from the previous trading day.

45. These suggested LIBORs distributed from Brokerage A were influential; indeed, Broker-A2’s suggestions appear to have been wholly adopted by Yen LIBOR submitters at three other Contributor Panel banks during certain time periods. For example, of the 523 total trading days between January 1, 2008 and December 31, 2009, there were 308 days in which suggested Yen LIBOR in all 8 tenors listed in Broker-A2’s email were identical to those submitted by one Contributor Panel Bank (“Bank-E”). Further, there were many instances when Bank-E’s Yen LIBOR submissions for all 8 tenors changed identically each day with the changes in Broker-A2’s suggested LIBORs, often matching the suggestions to 5 decimal points.

46. Trader-1 was aware that Broker-A2’s suggested LIBORs, when adjusted to benefit UBSSJ’s derivatives desk’s positions, disseminated false information into the market. The following exchange occurred in an August 12, 2007 electronic chat between Broker-A1 and Trader-1:

Broker-A1:

like [Broker-A2] said to me last night, he can try and tweak [Suggested LIBORs] by a point or 2 when its flyiing [sic] but if he marks too far from the truth the banks tend to ignore him.

Trader-1:

ok no probs … any help is better than none!

47. Trader-1 also enlisted cash brokers to improperly influence other Contributor Panel banks’ Yen LIBOR submissions through telephone conversations between brokers and Yen LIBOR submitters at the other panel banks. For example, in a February 9, 2009 electronic chat, Trader-1 asked Broker-C to cause a colleague to suggest to other Contributor Panel banks to lower their LIBOR submissions by stating that the broker’s Yen accounts “look[ed] a little softer.” While requesting that Brokerage-C disseminate this misinformation, Trader-1 identified at least two other brokerage houses that also assisted him in manipulating Yen LIBOR, and indicated that he would reward brokers for this type of assistance:

Trader-1: do you know your cash desk? … ie the guy who covers yen on your cash desk

Broker-C: yes mate i do

Trader-1: right from now on i need you to ask him a

favour on the fixes … i will make sure it

comes back to you … i already do it with

[Brokerage-A] … basically can you ask him

to broke 3m cash ie libor lower for me today

… i will look after you off the back of it …

i do that for [Brokerage-B] too … so

emphasise the importance to you … just

suggest it looks a little softer to his

accounts

Broker C: ok mate i understand i will go and speak to him

Trader-1: stuff like that … thanks mate … is very important to me today

After a five minute break, the two resumed their electronic chat:

Broker-C: just spoke to them and they are on the case

Trader-1: ok mate much appreciated

48. As another example, in a February 25, 2009 electronic chat, Trader-1 instructed Broker-B: “low 1m and 3m . . . we must keep 3m down . . . try for low on all of em.” Broker-B responded “ok ill do my best for those tday.” Trader-1 then asked Broker-B to arrange for a “massive” trade and Broker-B acknowledged that the trade would generate profits for him/her:

Trader-1: we can do 150 [billion] 2 yrs bro both sides … ask [Trader-A28] … will that help?

Broker-B: ok mate that will make us make budget for the month so massive yes

Later that morning, Broker-B had a recorded telephone conversation with the Yen LIBOR submitter at Bank-F (“Submitter- F”), requesting that the submitter lower Bank-F’s 3-month Yen LIBOR submission, as follows:

Broker-B Could I ask you a small favor?

Submitter-F: Yeah.

Broker-B: Where are you going to set your Libor threes today?

Submitter-F: Uh, same, .65.

Broker-B: Is there any way you might be able to take it down [one basis point] cause I’m getting a big trade out of it? … I’m getting someone to do me a big trade if they said I can help ‘em sort of get Libors down a little bit today.

8Trader-A2 was a Yen derivatives trader at Bank A.

Submitter-F had already entered the .65 3-month LIBOR submission on a form, which he had passed on to the Swiss Franc submitter sitting next to him. However, Submitter-F can be heard on the. recorded conversation requesting the submitter next to him to lower Submitter-F’s 3-month Yen LIBOR submission from .65 to .64, pursuant to Broker-B’s request: “Yeah, okay. Could you make the threes .64 []?” Bank-F’s 3-month LIBOR submission dropped from .65 to .64 that day, lowering the resulting LIBOR fix in favor of Trader-1’s positions.

49. As another example, in a March 31, 2009 electronic chat, Trader-1 asked Broker-C to help influence 9 of the 16 Contributor Panel banks by convincing them to lower their LIBOR submissions from the previous day, thus lower the resulting 1-month and 3-month Yen LIBOR fix:

Trader-1: mate we have to get 1m and 3m down … 1m barely fell yesterday … real important

Broker-C: yeah ok

Trader-1: banks to have a go w in 1m are

Trader-1: [Bank-F]

Trader-1: [Bank-G]

Trader-1: [Bank-H]

Trader-1: [Bank-E]

Trader-1: [Bank-I]

Trader-1: [Bank-C]

Trader-1: [Bank-A]

Trader-1: [Bank-J]

Trader-1: and [Bank-K]

Trader-1: pls Broker-C: got it mate

That day, consistent with Trader-1’s request, 6 of the 9 Contributor Panel banks listed above lowered their 1-month Yen LIBOR submissions relative to the previous day, and the resulting published 1-month Yen LIBOR fix dropped by a full basis point from the day before.

50. As another example, in a March 19, 2009 electronic chat, Broker-B confirmed that he accommodated Trader-1’s request to influence Yen LIBOR submitters at other Contributor Panel banks:

Trader-1: need low everything pls try really hard to get [Bank-D] down

* * * *

Broker-B: ok will try mate

Trader-1: ok try for [Bank-D] and the japanese and [Bank-G] as priority … pls

Broker-B: kkk

Trader-1: thx … pls push really hard

48 minutes later, Broker-B resumed the chat, confirming that he had spoken to the banks:

Broker-B: yes already had a word with a couple of them [Bank-D] and [Bank-A] said they should be lower … workin on [Bank-G] and [Bank-J]

51. Trader-1 also used brokers to disseminate misinformation through a technique known as “spoof bids,” whereby brokers, at Trader-1’s request, would describe a potential opportunity to engage in certain money market transactions to Contributor Panel banks in an attempt to influence those banks’ Yen LIBOR submissions. In truth, there was no intention of going through with the purported money market transactions, and the fictional bids were designed solely to influence Yen LIBOR. During a June 10, 2009 electronic chat, Trader-1 and Broker-B referred to this tactic when discussing efforts they would make that day to manipulate Yen LIBOR:

Trader-1: LOW 1m … LOW 3m … HIGH 6m … 6m is important today mate … pls spoof bids

Broker-B: rite ok mate ill make a special effort

Later in the same chat, Broker-B remarked to Trader-1:

mate yur getting bloody good at this libor game … think of me when yur on yur yacht in monaco wont yu

2) Use of Brokers as Conduits to Other Banks

52. On at least a few occasions, Trader-1 also used cash brokers as conduits to his counterpart traders at other Contributor Panel banks, enlisting the brokers to pass along Trader-1’s requests to move Yen LIBOR submissions to benefit UBSSJ’s trading book. For example, in a May 21, 2009 electronic chat between Trader-1 and Broker-C, they stated:

Trader-1: can you ask [Trader-A2] for a favour they moved 6m down 2bp yday … if they put it back up it would be great

Broker-C: mate not sure if he does libors but i will investigate

Trader-1: yeah i think he can ask a favour … it would really help me out … ask for me … tell him its for [Trader-1]

3) Compensation of Brokers

53. Trader-1 was considered the most successful Yen derivatives trader at UBSSJ,9 and he compensated these brokers for their assistance in several ways: (1) by providing them with substantial amounts of business, thus generating fees or commissions; (2) by engaging in circular transactions (two equal and opposite transactions that canceled each other out) solely for the purpose of generating commissions for the brokers; and/or (3) by engineering a special compensation deal between UBSSJ and a brokerage house.

54. For example, Broker-A2 was compensated for assisting Trader-1 in manipulating Yen LIBOR by a special bonus, and other perks, as evidenced in an August 22, 2008 electronic chat:

Broker-A1: think [Broker-A2] is your best broker in terms of value added :-)

Trader-1: yeah … i reckon i owe him a lot more

9Trader-1 generated approximately $40 million in profits for UBS in 2007, $80 million in 2008, and $116 million during the first 9 months of 2009 until he left UBS in September, 2009.

Broker-A1: he’s ok with an annual champagne shipment, a few [drinking sessions] with [his supervisor] and a small bonus every now and then.

4) Knowledge of Yen LIBOR Manipulation Through Cash Brokers

55. Trader-1’s use of brokers to manipulate Yen LIBOR was widely known among the traders on the UBSSJ Yen trading desk from 2007 through 2009. In fact, the desk held daily morning meetings before LIBOR was set, in which Trader-1 commonly announced the direction in which he intended to manipulate Yen LIBOR that day.

56. After Trader-1 left UBSSJ in September 2009, the more junior trader who replaced him had discussions with the manager of the Yen trading desk. Based on those discussions, the junior trader felt pressured to continue using brokers to manipulate Yen LIBOR through January 2010.

57. The LIBOR submitters, derivatives traders, and their managers knew this conduct was wrong and therefore attempted to avoid creating evidence of the manipulation. For example, after media reports regarding banks’ suspected manipulation of LIBOR, the manager of the Yen derivatives desk cautioned that they should avoid creating written records and should instead use cell phones when contacting brokers. Moreover, to avoid detection of their manipulation, UBSSJ derivatives traders and brokers used coded language in communications to discuss the dissemination of misinformation to other Contributor Panel banks to influence the ultimate Yen LIBOR fix.

C. Efforts to Collude with Other Banks to Manipulate Yen LIBOR

58. From at least as early as January 2007 and at various times until at least approximately September 2009, Trader-1 communicated with derivatives traders at other Yen LIBOR Contributor Panel banks in an effort to manipulate Yen LIBOR to benefit his trading positions. Trader-1 requested that his counterpart traders at other Contributor Panel banks make requests to their respective Yen LIBOR submitters to contribute a particular LIBOR submission, or to move their submission in a particular direction (i.e., up or down). Trader-1 made these requests to his counterpart traders at other Contributor Panel banks on many occasions.

59. On February 2, 2007, Trader-1 described this method of manipulating LIBOR in an electronic chat with his counterpart Yen derivatives trader (“Trader-A1”) at another Contributor Panel bank (“Bank-A”):

Trader-1: 3[month] libor is too high cause I have kept it artificially high

Trader-A1: how[?]

Trader-1: being mates with the cash desks, [another Contributor Panel bank, (“Bank-C”)] and I always help each other out too.

Trader-A1: that’s useful to know.

60. By April 2007, Trader-1 had requested Trader-A1 to solicit Bank-A LIBOR submitters to contribute submissions which benefited UBSSJ’s Yen trading positions. For example, in an April 20, 2007 electronic chat, Trader-1 stated to Trader-A1:

I know I only talk to you when I need something but if you could ask your guys to keep 3m low wd be massive help as long as it doesn’t interfere with your stuff … tx in advance.

Approximately 30 minutes later Trader-1 and Trader-A1 had the following chat:

Trader-1: mate did you manage to spk to your cash boys?

Trader-A1: yes u owe me they are going 65 and 71

Trader-1: thx mate yes I do … in fact I owe you big time

Approximately 45 minutes later, after checking to see if Bank-A lowered its 3-month Yen LIBOR submission to 65, Trader-1 sent the following message to Trader-A1:

Mate[y] they set 64! … that’s beyond the call of duty!

61. Trader-1 also occasionally requested his counterpart derivatives trader (“Trader-B”) at another Contributor Panel bank (“Bank-B”) to have Bank-B contribute Yen LIBOR submissions to benefit UBSSJ’s Yen trading positions. For example, on May 21, 2009 Trader-1 asked Trader-B: “cld you do me a favour would you mind moving you 6m libor up a bit today, I have a gigantic fix.” Trader-B - who also sometimes acted as the Yen LIBOR submitter for Bank-B - responded “I can do that.” As promised, Trader-B raised Bank-B’s 6-month Yen LIBOR submission by 6 basis points that day.

62. Trader-1 also asked his counterpart derivatives trader (“Trader-C”) at a third Contributor Panel bank (“Bank-C”) to have Bank-C contribute Yen LIBOR submissions to benefit UBSSJ’s Yen derivatives trading positions. For example, in a January 29, 2007 electronic chat with Trader-1, Trader-C asked:

“[A]nything you need on libors today? High 6m would help me.” Trader-1 responded, “high 3m I’ll sort our 6m rate for you thanks.” As promised, Trader-1 made a request to the UBS Yen LIBOR submitter for a high 6-month contribution.

63. As a final example, Trader-1 also contacted his counterpart derivatives trader (“Trader-D”) at a fourth Contributor Panel bank, (“Bank-D”), in an effort to influence Bank-D’s Yen LIBOR submissions in order to benefit UBSSJ’s trading positions. For example, in a June 28, 2007 electronic chat with Trader-D, Trader-1 asked: “pls ask ur mate for high 6m mate … wd be really really grateful.” Trader-D responded: “will do, for the record he’s def not my ‘mate’! … but I’ll [send him an electronic chat].” As reguested, approximately 15 minutes later, Trader-D sent an electronic chat to the Bank-D Yen LIBOR submitter stating, “high 6m yen libor would be gd according to my brother!” The Yen LIBOR submitter responded, “WILL DO MY BEST.”

64. Trader-1 knew that coordinating with other Contributor Panel banks to manipulate Yen LIBOR was wrong. In a July 22, 2009 electronic chat with Broker-A1, Trader-1 described his plan to coordinate Yen LIBOR submissions with other Contributor Panel banks over the next few weeks while staggering drops in submissions so as to avoid detection:

Trader-1: 11th aug is the big date … i still have lots of 6m fixings till the 10th ****

Broker-A1: if you drop your 6m dramatically on the 11th mate, it will look v fishy, especially if [Bank D] and [Bank B] go with you. I’d be v careful how you play it, there might be cause for a drop as you cross into a new month but a couple of weeks in might get people questioning you.

Trader-1: don’t worry will stagger the drops … ie 5bp then 5bp

Broker-A1: ok mate, don’t want you getting into sh it

Trader-1: us then [Bank B] then [Bank D] then us then [Bank B] then [Bank D]

Broker-A1: great the plan is hatched and sounds sensible

65. As early as February 2007, certain other UBSSJ derivatives traders and UBS submitters were aware of Trader-1’s use of other Contributor Panel banks to manipulate the resulting published Yen LIBOR fix. For example, in a February 15, 2007 electronic chat between Trader-1 and Submitter-1, the following exchange occurred:

Trader-1: can we keep the fix down and let it jump tomorrow?

Submitter-1: i’ve asked [submitter who is filling in] to keep it low today … tomorrow u tell me what u prefer

Trader-1: ok if we can try to keep our move really really low wd be big help

Submitter-1: we do our very best … but will probably fall out [of the middle-two quartiles of submissions averaged to determine the LIBOR fix] anyway

Trader-1: ok you don’t have anyone you know anywhere else you can have a word with? as a favour?

Submitter-1: got to pass i’m afraid…never having worked in london doesnt’ give me that edge; if i was [in the] same poz i’d ask you to have a word with [Bank-C] ;-)

Trader-1: already done that … and [Bank-A]

Submitter-1: good man

66. The following week, in a February 22, 2007 electronic chat, Trader-1 attempted to enlist Submitter-3 to contact other Contributor Panel banks to manipulate Yen LIBOR submissions to benefit UBSSJ’s Yen derivatives book:

Trader-1: ok hopefully we’ll get the fixings down

Submitter-3: I try

Trader-1: thanks do you have any contacts in ldn you can ask also? ie other cash traders?

Submitter-3: other forward traders yes

Trader-1: thx [Submitter-3] any help appreciated … if they set libors!

67. Certain UBS and UBSSJ managers were also on notice of Trader-1’s communications with his counterpart traders and Yen LIBOR submitters at other Contributor Panel banks about obtaining favorable Yen LIBOR submissions. In a July 3, 2009 email, Trader-1’s manager, in an attempt to keep Trader-1 from leaving for another bank, lobbied other UBSSJ managers to award a sizable bonus to Trader-1. In the email, Trader-1’s manager listed some of his attributes, such as “strong connections with Libor setters in London. This information is invaluable for the derivatives books.” This email was sent to a senior manager of the Investment Bank in Zurich, who forwarded it to derivatives desk managers, asking for their input. One manager replied:

[Trader-1] does also know some of the traders at other banks (from his London days) but personally I find it embarrassing when he calls up his mates to ask for favours on high/low fixings … it makes UBS appear to manipulate others to suit our position; what’s the legal risk of UBS asking others to move their fixing?

68. Despite these communications to UBS and UBSSJ managers and senior managers, no one at UBSSJ disciplined or even reprimanded Trader-1, and no one referred this matter to Compliance. Trader-1 continued working as a derivatives trader at UBSSJ until he left on his own accord in September 2009.

III.

IMPLICATIONS OF THE DERIVATIVES TRADERS’ REQUESTS

69. When UBSSJ derivatives traders made requests of UBS rate submitters in order to influence UBS’s benchmark interest rate submissions, and when the submitters accommodated those requests, the manipulation of the submissions affected the fixed rates on various occasions.

70. Likewise, when UBSSJ derivatives traders influenced the submissions of other Contributor Panel banks - either by (1) seeking and receiving accommodations from their counterparts at such banks, or (2) influencing the submissions from other banks with assistance from cash brokers who disseminated misinformation in the marketplace - the manipulation of those submissions affected the fixed benchmark rates on various occasions.

71. Indeed, the purpose of this activity was to manipulate benchmark submissions from UBS and other banks to influence the resulting fixes and thus to have a favorable effect on the derivatives traders’ trading positions. Because traders’ compensation was based in part on the profit and loss calculation of the trading books, derivatives traders’ requests were intended to benefit their compensation as well.

72. Because of the high value of the notional amounts underlying derivative transactions tied to LIBOR and Euroyen TIBOR, even very small movements in those rates could have had a significant positive impact on the profitability of a trader’s trading portfolio, and a correspondingly negative impact on their counterparties’ trading positions.

73. UBSSJ entered into interest rate derivatives transactions tied to LIBOR and Euroyen TIBOR - such as derivatives, forward rate agreements, and futures - with counterparties to those transactions. Many of those counterparties were located in the United States. Those United States counterparties included, among others, asset management corporations, mortgage and loan corporations, and insurance companies. Those counterparties also included banks and other financial institutions in the United States or located abroad with branches in the United States.

74. In the instances when the published benchmark interest rates were manipulated in UBSSJ’s favor due to UBSSJ’s manipulation of UBS’s or any other Contributor Panel bank’s submissions, that manipulation benefitted UBSSJ derivatives traders, or minimized their losses, to the detriment of counterparties, at least with respect to the particular transactions comprising the trading positions that the traders took into account in making their requests to the rate submitters. Certain UBSSJ derivatives traders and UBS rate submitters who tried to manipulate LIBOR and Euroyen TIBOR submissions understood the features of the derivatives products tied to these benchmark interest rates; accordingly, they understood that to the extent they increased their profits or decreased their losses in certain transactions from their efforts to manipulate rates, their counterparties would suffer corresponding adverse financial consequences with respect to those particular transactions.

75. When the requests of derivatives traders for favorable LIBOR and Euroyen TIBOR submissions were taken into account by the UBS rate submitters, UBS’s rate submissions were false and misleading. Those false and misleading LIBOR and Euroyen TIBOR contributions affected or tended to affect the price of commodities, including futures contracts. Moreover, in making and in accommodating these requests, the derivatives traders and submitters were engaged in a deceptive course of conduct in an effort to gain an advantage over their counterparties. As part of that effort: (1) derivatives traders and submitters submitted and caused the submission of materially false and misleading LIBOR and Euroyen TIBOR contributions; and (2) derivatives traders, after initiating and continuing their effort to manipulate LIBOR and Euroyen TIBOR contributions, negotiated and entered into derivative transactions with counterparties that did not know that UBSSJ employees were often attempting to manipulate the relevant rate.